FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-13958

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE HARTFORD INVESTMENT AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

One Hartford Plaza, Hartford, Connecticut 06155

The Hartford Investment and Savings Plan

December 31, 2014 and 2013

Page No(s).
Report of Independent Registered Public Accounting Firm	F-1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	F-2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	F-3

Notes to Financial Statements as of December 31, 2014 and 2013 and for the year ended December 31, 2014	F-4 – F-15

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014	F-16 – F-47

Signature	F – 48

Exhibits

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	F – 49

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Members of

The Hartford Investment and Savings Plan

Hartford, Connecticut

We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule should be reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

DELOITTE & TOUCHE LLP

Hartford, Connecticut

June 29, 2015

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

($ IN THOUSANDS)

	2014	2013
Assets
Investments, at fair value:
The Hartford Stock Fund, common stock 5,316,940 and 5,940,444 shares at December 31, 2014 and 2013, respectively	$221,663	$215,222
The Hartford Index Fund	368,163	317,940
Separately managed accounts	439,180	448,541
Collective investment trusts	849,637	748,320
Mutual funds	899,477	902,626
Pooled temporary investments	17,091	21,021
Fully benefit-responsive investment contracts with financial institutions, Stable Value Fund	695,630	706,858

Total investments	3,490,841	3,360,528
Receivables:
Notes receivable from participants	57,145	54,333
Dividends and interest receivable	5,431	4,665

Total receivables	62,576	58,998

Total assets	3,553,417	3,419,526

Liabilities
Investment management expenses payable	613	766
Administrative expenses payable	43	50

Total liabilities	656	816

Net assets available for benefits at fair value	3,552,761	3,418,710

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(21,756)	(19,299)

Net assets available for benefits	$3,531,005	$3,399,411

See Notes to Financial Statements.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

($ IN THOUSANDS)

2014
Investment gain:
Net appreciation in fair value of investments	$232,410
Dividends	6,323

Total investment gain	238,733

Interest income on notes receivable from participants	2,343

Contributions:
Employee contributions	129,073
Employer contributions	109,632
Rollover contributions	14,256

Total contributions	252,961

Total additions	494,037

Deductions from net assets attributed to:
Benefits paid to Members	358,936
Investment management fees	3,229
Administrative expenses	278

Total deductions	362,443

Net increase	131,594

Net assets available for benefits:
Beginning of year	3,399,411

End of year	$3,531,005

See Notes to Financial Statements.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

AND FOR THE YEAR ENDED DECEMBER 31, 2014

($ IN THOUSANDS)

Note 1. Description of the Plan

The following description of The Hartford Investment and Savings Plan (the “Plan” or “ISP”) is provided for general information purposes only. Members should refer to the Plan Document for more complete information. “Members” refers to eligible participants of the Plan.

The Hartford Financial Services Group, Inc. (“HFSG”, together with its subsidiaries, “The Hartford”, the “Company”) is an insurance and financial services company. The Hartford, headquartered in Connecticut, is among the largest providers of property and casualty insurance and group life and disability products to individual and business customers in the United States of America. The Hartford is also a provider of mutual funds to investors and additionally, The Hartford continues to manage life and annuity products previously sold. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of The Hartford.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and certain definitions are contained in the Plan Document. A Summary Plan Description (SPD) setting forth the highlights of the Plan is available to Members on the Fidelity Net Benefits website. Fidelity Workplace Services LLC serves as the record keeper of the Plan.

Plan Changes

See Note 11 for a general description of amendments made to the Plan Document during 2014.

General

The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company. The Pension Administration Committee of the Company controls and manages the operation and administration of the Plan, subject to certain exemptions that are specified in the Plan Document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Trust, as defined in the Plan Document, is the aggregate funds held by the trustee, State Street Bank and Trust Company (the “Trustee”), under the trust agreement established for the purposes of the Plan. The Investment and Savings Plan Investment Committee (ISPIC) is responsible for the management of Plan assets except with respect to matters that are the responsibility of Evercore Trust Company as fiduciary with respect to the common stock of HFSG (“Hartford Stock”) held in The Hartford Stock Fund. The ISPIC may from time to time add investment funds to, or eliminate investment funds from, the group of investment funds available under the Plan, provided, however, that the ISPIC has no authority with respect to the Hartford Stock in The Hartford Stock Fund.

Contributions

Members may elect to save a percentage of their eligible compensation (including, effective January 1, 2013, overtime and certain annual bonuses and sales incentives) and may designate their savings as before-tax, Roth 401(k), after-tax or a combination thereof. Generally, savings may be elected based on 1% to 30% of eligible compensation. Members who are highly compensated employees may have contribution limits of less than 30% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the “Code”).

The Company’s contributions include a non-elective contribution of 2% of eligible compensation and a dollar-for-dollar matching contribution of up to 6% of eligible compensation contributed by the employee each pay period.

Members’ savings in excess of 6% of the applicable compensation are Supplemental Savings that are not matched by the Company.

Administrative Costs

The Trust pays certain administrative expenses of the Plan out of the assets of the Trust. Expenses not paid by the Trust are borne by the Company.

Note 1. Description of the Plan (continued)

Member Accounts

Individual accounts are maintained for each Member. Each Member’s account is credited with that Member’s contributions and allocations of (a) the Matching Company contributions and non-elective Company contributions and (b) Plan earnings, and is charged with withdrawals and an allocation of administrative expenses and Plan losses. Allocations are based on Member account balances, as defined in the Plan Document. The benefit to which a Member is entitled is the benefit that can be provided from that Member’s vested account balance.

Vesting

Members are 100% vested at all times with respect to Member contributions and earnings thereon. Members are 100% vested in Matching Company and non-elective Company contributions made after January 1, 2013 after two years of service.

Members are vested 20% in Matching Company contributions made prior to January 1, 2013 for each completed year of service, until five years of service at which time the Members are 100% vested. Members are fully vested in Floor Company contributions (0.5% of highly compensated eligible employees’ base salary and 1.5% of all other eligible employees’ base salary) made prior to January 1, 2013.

Notwithstanding the foregoing statement, a Member becomes fully vested in such Member’s Matching Company contribution account upon retirement (for retirement eligible Members), disability, death, reaching age 65, or upon the complete discontinuance of Company contributions or termination of the Plan.

Investment Options

As of December 31, 2014, contributions of Member savings and Company contributions may be invested in any of the twenty-two investment options of the Plan in multiples of 1%, as elected or deemed elected by the Member (“Member directed investments”).

Certain investment options are parties-in-interest with The Hartford. See Notes 3 and 10 for further discussion.

On June 28, 2013 three multi-manager equity funds were added as investment options to the Plan: a large-cap equity fund, a small/mid-cap equity fund and an international equity fund. The multi-manager funds are comprised of several underlying funds (mutual funds and separate accounts) which are not available as stand-alone options under the Plan. The large-cap equity fund is made up of the previously available Hartford Capital Appreciation HLS Fund, Hartford Dividend and Growth HLS Fund and Columbus Circle Large Cap Growth Fund. The small/mid-cap equity fund is made up of the previously available Hartford Small Company HLS Fund and Hartford Midcap HLS Fund as well as the Chartwell Investment Partners Small Cap Value Fund and LMCG Investments Mid Cap Value Fund. The international equity fund is made up of the previously available Hartford International Opportunities HLS Fund and the new Dodge & Cox International Stock Fund added during 2014.

Member Loans

Members may borrow from their accounts a minimum of $0.5 to a maximum equal to the lesser of $50 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the Member’s account. The interest rate on a loan in a calendar quarter is set on the last business day of the prior February, May, August or November based on the prime rate provided by Thomson Reuters on that date plus one percentage point and is fixed for the term of the loan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement, or certain other reasons, Members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of their vested account balance, annual installments over a period not greater than thirty years (subject to certain conditions), or annual installments over the recipient’s life expectancy.

Distributions may be paid in cash or, with respect to The Hartford Stock Fund, in stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.

Note 1. Description of the Plan (continued)

Forfeitures

At December 31, 2014 and 2013, forfeited non-vested account balances totaled $131 and $22, respectively.

These forfeitures are applied to reduce future Matching Company contributions. During the year ended December 31, 2014, Matching Company contributions were reduced by $3,103 from forfeitures.

Note 2. Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (See Note 5). The fair value of the common stock of HFSG is based on quoted market prices. The Hartford Index Fund, separately managed accounts, mutual funds, collective investment trusts and pooled temporary investment funds are valued at the net asset value (NAV) of shares, which represent the fair value of the underlying securities, held by the Plan at year end. The fully benefit-responsive investment contracts with financial institutions (the “Stable Value Fund”) include synthetic guaranteed investment contracts (“GICs”) whose underlying securities are stated at fair value. The GICs are stated at fair value and then adjusted to contract value as described in Note 4.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities, which are reflected in the Statement of Changes in Net Assets Available for Benefits, may occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment expenses charged to the Plan for investments in mutual funds and collective investment trusts are charged directly against the assets of the fund and are not separately reflected. Consequently, investment expenses are reflected as a reduction of investment return for such investments. For investments other than mutual funds and collective investment trusts, investment expenses are reflected as investment management fees paid out of the assets of the Fund and are recognized as expenses of the Plan. As of December 31, 2014 and 2013 there were no unfunded commitments or redemption restrictions on collective investment trusts and mutual funds.

Payment of Benefits

Benefits paid to Members are recorded when distributed.

Contributions

Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from Members’ compensation.

Note 2. Accounting Policies (continued)

Notes Receivable from Members

Notes receivable from Members are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent Member loans are recorded as distributions based on the terms of the Plan Document.

New Accounting Standards Not Yet Effective

On May 1, 2015, the Financial Accounting Standards Board issued Update No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2014-07”) which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table. Retrospective application is required upon adoption.

Note 3. Investments

The following investments represented 5% or more of the Plan’s net assets available for benefits at the end of the Plan year:

	December 31,
	2014	2013
* The Hartford Stock Fund, common stock (5,316,940 and 5,940,444 shares at December 31, 2014 and 2013, respectively)	$221,663	$215,222
* The Hartford Index Fund	368,163	317,940
Collective investment trusts:
Vanguard Target Retirement 2025	201,146	186,411
Vanguard Target Retirement 2035	196,230	174,745
Mutual funds:
* Hartford Capital Appreciation HLS Fund	**	173,372
* Hartford Dividend and Growth HLS Fund	**	172,662
* Hartford International Opportunity HLS Fund	**	171,545
Stable Value Fund:
Transamerica Premier Life, Contract #MDA01097TR	238,013	**

*	Indicates party-in-interest
**	Investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2014 or December 31, 2013

For the year ended December 31, 2014, the Plan’s investments appreciated (depreciated), including gains and losses on investments bought and sold, as well as held during the year, as follows:

December 31, 2014
The Hartford Stock Fund	$29,363
The Hartford Index Fund	43,582
Separately managed accounts	39,068
Stable Value Fund	15,892
Mutual funds
Bond Investments	2,606
Large-Cap Equities	33,798
Mid-Cap Equities	14,089
Small-Cap Equities	6,870
International Equities	(6,872)
Collective investment trusts
Vanguard Target Retirement Funds	54,265
State Street Global Advisors (SSGA) Real Asset	(251)

Net appreciation in fair value of investments	$232,410

Note 4. Fully Benefit-Responsive Investments Contract with Financial Institutions

The Plan’s Stable Value Fund is comprised primarily of synthetic GICs. A synthetic GIC is an investment contract issued by an insurance company or other financial institution where the contract issuer is contractually obligated to provide a specified interest rate, also known as a wrap contract, backed by a portfolio of financial instruments which are held in a trust that are owned by the Plan. Standish Mellon Asset Management Company LLC, a wholly owned subsidiary of The Bank of New York Mellon Corporation, provides investment management services to the Stable Value Fund. The fair value of the benefit-responsive wrapper contracts was $(9) at December 31, 2014 and $149 at December 31, 2013. The wrap contract provides that Members execute Plan transactions at contract value. These contracts are fully benefit-responsive and are included in the financial statements at fair value (see Note 2). Fully benefit-responsive contracts provide for a stated return on principal invested over a specified period and permit withdrawals at contract value for benefit payments, loans, or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. Certain events, such as a Plan termination, divestiture or reduction in force may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Plan Sponsor does not believe that it is probable that any such events would limit the ability of the Plan to transact at contract value.

The relationship of future crediting rates and the adjustments to contract value reported on the statements of net assets available for benefits are provided through the mechanism of the crediting rate formula. The crediting rate is based on the current yield-to-maturity, the duration of the portfolio, and the amortization of gains and losses, defined as the difference between the market value of the underlying securities and contract value of the wrapper. Key factors that could influence future crediting rates include, but are not limited to, Plan cash flows, changes in interest rates, total return performance of the fair market value of the underlying securities within each synthetic GIC, default or credit failures of any of the securities, investment contracts, or other investments held in the associated fund and the initiation of an extended termination of one or more synthetic GICs by the manager or the contract issuer. The rate of return earned on a synthetic GIC is generally reset quarterly by the issuer but the rate cannot be less than zero.

The contract issuer is not allowed to terminate any of the synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach include, but are not limited to, material misrepresentation, failure to pay synthetic GIC fees, or any other payment due under the contract, and failure to adhere to investment guidelines. The Plan did not breach any terms of the synthetic GICs in 2014 or 2013.

During 2014, there were changes in contracts within the Stable Value Fund. The previous Natixis contract was replaced by an American General Life contract. The previous Blackrock portion of the Monumental contract (MDA01098TR) was moved to RGA to provide wrapper diversification to the portfolio. The previous Monumental contract (MDA01097TR) was renamed to Transamerica Premier Life when Aegon (the holding company for Monumental and Transamerica Insurance Companies) consolidated its wrap business into its Transamerica business line.

Average yields:	2014	2013
Based on annualized earnings (1)	2.32%	2.25%
Based on interest rate credited to participants (2)	2.41%	2.33%

(1)	Calculated based on actual investment income from the underlying investments for the last month of the year, annualized, divided by the fair value of the investment portfolio as of December 31, 2014 and 2013, respectively.
(2)	Calculated based on the interest rate credited to participants from the underlying investments for the last month of the year, annualized, divided by the fair value of the investment portfolio as of December 31, 2014 and 2013, respectively.

The following table represents the adjustment from fair value to contract value for each of the contracts as of December 31, 2014:

Contract Issuer	Contract Number	Major Credit Ratings	Investments at Contract Value	Investments at Fair Value	Adjustment from Fair Value to Contract Value
Transamerica Premier Life	MDA01097TR	AA- / Aa2	$227,472	$238,013	$(10,541)
American General Life	1646368	AA / Aa2	96,058	97,024	(976)
American General Life	1635582	AA+ / Aaa	63,527	63,461	66
RGA	RGA00058	AA / Aa2	39,401	40,994	(1,593)
New York Life	GA29021	AA+ / Aaa	88,449	91,195	(2,746)
Prudential	GA62433	AA / Aa1	158,967	164,943	(5,976)

Total			$673,874	$695,630	$(21,756)

Note 4. Fully Benefit-Responsive Investments Contract with Financial Institutions (continued)

The following table represents the adjustment from fair value to contract value for each of the contracts as of December 31, 2013:

Contract Issuer	Contract Number	Major Credit Ratings	Investments at Contract Value	Investments at Fair Value	Adjustment from Fair Value to Contract Value
Monumental Life Insurance Company	MDA01097TR	AA- / Aa2	$127,119	$133,755	$(6,636)
Monumental Life Insurance Company	MDA01098TR	AA / Aa2	142,670	143,715	(1,045)
American General Life	1635582	AA+ / Aaa	82,577	83,178	(601)
Natixis Financial Products Inc.	1879-02	AA-/ Aa2	94,210	99,106	(4,896)
New York Life	GA29021	AA+ / Aaa	86,417	88,572	(2,155)
Prudential	GA62433	AA / Aa1	154,566	158,532	(3,966)

Total			$687,559	$706,858	$(19,299)

Note 5. Fair Value Measurements

The Plan estimates of fair value are based on ASC 820, Fair Value Measurements and Disclosures, which provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and requires that observable inputs be used in valuations when available.

The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Plan’s significant market assumptions. The level in the fair value hierarchy within which the fair value measurement is reported is based on the lowest level input that is significant to the measurement in its entirety. The three levels of the hierarchy are as follows:

• Level 1 - Unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

• Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

• Level 3 - Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Plan’s own assumptions about the inputs that market participants would use.

Asset Valuation Techniques — Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Generally, the Plan determines the estimated fair value of its fixed income securities, equity securities and short-term investments using the market approach. The income approach is used for securities priced using a pricing matrix, as well as for derivative instruments. The collective investment trust assets are measured at fair value using a NAV as a practical expedient. For Level 1 investments, which are comprised primarily of exchange-traded equity securities, valuations are based on observable inputs that reflect quoted prices for identical assets in active markets that the Plan has the ability to access at the measurement date.

Note 5. Fair Value Measurements (continued)

Debt Securities:

For most of the Plan’s debt securities, the following inputs are typically used in the Plan’s pricing methods: reported trades, benchmark yields, bids and/or estimated cash flows. For securities except U.S. Treasuries, inputs also include issuer spreads, which may consider credit default swaps.

A description of additional inputs used for Debt Securities is listed below:

Asset-Backed Securities (ABS), Commercial Mortgage-Backed Securities (CMBS) and Residential Mortgage-Backed Securities (RMBS) — Primary inputs also include monthly payment information, collateral performance, which varies by vintage year and includes delinquency rates, collateral valuation loss severity rates, collateral refinancing assumptions and, for ABS and RMBS, estimated prepayment rates.

Corporates — Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote, if available. Inputs also include observations of credit default swap curves related to the issuer.

Municipals — Primary inputs also include Municipal Securities Rulemaking Board reported trades and material event notices, and issuer financial statements.

Short-term Investments — Primary inputs also include material event notices and new issue money market rates.

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stable Value Fund —

Fully benefit-responsive investment contracts with financial institutions consist of synthetic GICs which are reported at fair value. Synthetic GICs are valued at the fair value of the underlying assets derived from the exchange where the securities are primarily traded. The Plan includes the fair value estimates of the Synthetic GICs in Level 2. The fair value of the wrapper contracts associated with the synthetic GICs are based on the wrap contract fees provided by insurance companies and are disclosed in Level 3 due to the significant inputs being unobservable. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

Fair values for insurance company separate account GICs are calculated using the market value provided by the insurance companies that manage the underlying assets of the product.

Collective Investment Trusts — The fair value of the collective trust investments are valued at the NAV per unit as reported by the sponsor of the collective trust funds derived from the exchange where the underlying securities are primarily traded and are redeemable daily.

Common Stocks – Valued at the closing price reported on the active market on which the individual securities are traded.

Note 5. Fair Value Measurements (continued)

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2014 and 2013.

The tables below include the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2014 and 2013.

	Investment Assets at Fair Value as of December 31, 2014
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Invested Assets
Short Term Investments	$—	$17,091	$—	$17,091
Stable Value Fund:
Short Term Investments	—	8,089	—	8,089
Guaranteed Investment Contract	—	91,195	—	91,195
Debt Securities including U.S. Government
Securities	1,156	595,199	(9)	596,346
Debt Securities
High-yield	—	58,474	1,212	59,686
Mutual Funds:
Small-Cap Equities	84,792	—	—	84,792
Mid-Cap Equities	126,200	—	—	126,200
Large-Cap Equities	343,225	—	—	343,225
International Equities	181,225	—	—	181,225
Bond Investments	102,836	—	—	102,836
Money Market	61,199	—	—	61,199
Equity Securities:
Company Stock	221,663	—	—	221,663
Large-Cap Equities	536,370	293	—	536,663
Mid-Cap Equities	126,402	—	—	126,402
Small-Cap Equities	84,592	—	—	84,592
Collective investment trusts:
Target funds	—	839,674	—	839,674
Blended fund	—	9,963	—	9,963

Total investments at fair value [1]	$1,869,660	$1,619,978	$1,203	$3,490,841

[1]	Excludes $1,332 of dividend receivable, $2,545 of interest receivable and $1,554 of other receivables recorded at fair value.

Note 5. Fair Value Measurements (continued)

	Investment Assets at Fair Value as of December 31, 2013
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Short Term Investments	$66,644	$21,021	$—	$87,665
Fixed Income Securities:
Stable Value Fund
Short Term Investments	—	14,687	—	14,687
Guaranteed Investment Contract	—	88,572	—	88,572
Debt Securities including U.S. Government
Securities	—	603,450	149	603,599
Bond Investments	96,914	58,951	2,374	158,239
Equity Securities:
Company Stock	215,222	—	—	215,222
Large-Cap Equities	516,273	325,011	—	841,284
Mid-Cap Equities	263,013	—	—	263,013
Small-Cap Equities	175,453	—	—	175,453
International Equities	171,545	—	—	171,545
Vanguard Retirement Funds	—	741,249	—	741,249

Total investments at fair value [2]	$1,505,064	$1,852,941	$2,523	$3,360,528

[2]	Excludes $1,366 of dividend receivable, $2,376 of interest receivable and $923 of other receivables recorded at fair value.

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2014 and 2013 there were no transfers between Levels 1 and Levels 2.

Note 5. Fair Value Measurements (continued)

Rollforward of Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The tables below set forth a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31, 2014 and 2013. As reflected in the table below, the net unrealized gain/(loss) on Level 3 investment assets was $(550) and $(522) as of December 31, 2014 and 2013, respectively.

	Level 3 Investment Assets and Investment Liabilities Year Ended December 31, 2014
	Stable Value Fund	Bond Investments	Total
Balance, beginning of year	$149	$2,374	$2,523
Realized gains/(losses), net	—	(567)	(567)
Change in unrealized gains/(losses), net	(158)	(392)	(550)
Purchases	—	1,123	1,123
Issuances	—	—	—
Settlements	—	—	—
Sales	—	(1,326)	(1,326)
Transfers in to Level 3	—	—	—
Transfers out of Level 3	—	—	—

Balance, end of year	$(9)	$1,212	$1,203

	Level 3 Investment Assets and Investment Liabilities Year Ended December 31, 2013
	Stable Value Fund	Bond Investments	Total
Balance, beginning of year	$570	$1,127	$1,697
Realized gains/(losses), net	—	13	13
Change in unrealized gains/(losses), net	119	(641)	(522)
Purchases	—	2,954	2,954
Issuances	—	—	—
Settlements	—	—	—
Sales	—	(1,079)	(1,079)
Transfers in to Level 3	—	—	—
Transfers out of Level 3	(540)	—	(540)

Balance, end of year	$149	$2,374	$2,523

The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For the year ended December 31, 2014 there were no transfers in or out of Level 3. During the year ended December 31, 2013 transfers out of Level 3 are primarily attributable to the availability of market observable information and the re-evaluation of the observability of pricing inputs.

Note 6. Derivative Financial Instruments

Futures Contracts — The Plan enters into futures contracts as part of the Stable Value Fund in the normal course of its investing activities to manage market risk associated with the Plan’s fixed-income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal, as they are traded on organized exchanges and settled daily. The current day’s gains and losses are classified as derivatives receivable/payable for the investment portfolio, with a value of $2 and $0 at December 31, 2014 and December 31, 2013, respectively.

During 2014 and 2013, the Plan was a party to futures contracts held for trading purposes for U.S. Treasury bonds. Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount (“initial margin”) equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts. Short-term investments owned and included in the investments of the Plan, with a value of $50 at December 31, 2014 and U.S. Treasury bills owned and included in the investments of the Plan with a value of $377 at December 31, 2013, were held by the Plan’s brokers as performance security on futures contracts.

At December 31, 2014 and 2013, the Plan had futures contracts to purchase or sell U.S. Treasury bonds contracts.

The fair value of futures contracts in the statements of net assets available for benefits is zero at December 31, 2014 and 2013, as cash settlements are done daily. Changes in fair value are accounted for as net depreciation in fair value of investments. For the year ended December 31, 2014 the net gain related to future contracts was $121.

Note 7. Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated September 23, 2013 that the Plan and related Trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. The Company and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is subject to audit by the IRS; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Note 8. Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, the interests of affected Members automatically become fully-vested.

Note 9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits between the accompanying financial statements and the amounts reflected in Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per accompanying financial statements	$3,531,005	$3,399,411
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	21,756	19,299

Net assets per Form 5500	$3,552,761	$3,418,710

Note 9. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of total investment gain and contributions on the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2014:

Total investment gain and contributions per accompanying financial statements	$494,037
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of the year	(19,299)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at the end of the year	21,756

Total income per Form 5500	$496,494

The following is a reconciliation of benefits paid to Members between the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2014:

Benefits paid to Members per accompanying financial statements	$358,936
Deduct corrective distributions	1
Deduct amounts allocated to deemed loan distributions	78

Benefits paid to Members per Form 5500	$358,857

Note 10. Party-in-Interest Transactions

Certain plan investments are in funds managed by the Trustee and certain subsidiaries of the Company. Fees paid by the Plan for trustee, custodial and investment management services amounted to $61 for the year ended December 31, 2014. Fees paid by the Plan to a subsidiary of the Company pursuant to a group annuity contract issued by a subsidiary, for The Hartford Index Fund, amounted to $57 for the year ended December 31, 2014. In addition, certain Plan investments are shares of mutual funds that are sponsored by The Hartford and shares of Hartford Stock. At December 31, 2014 and 2013, the Plan held 5,316,940 shares and 5,940,444 shares of Hartford Stock with a cost basis of $177,210 and $197,973, respectively. During the year ended December 31, 2014, the Plan recorded dividend income from Hartford Stock and The Hartford’s mutual funds of $6,945.

Note 11. Plan Amendments and Other Changes

Effective June 26, 2013 (executed December 18, 2014), the Plan was amended to reflect changes to the definition of spouse for federal law purposes as set forth in the Windsor decision.

Effective April 1, 2014, there is no minimum amount for an in-service withdrawal (prior to April 1, 2014, there was a minimum withdrawal amount of $0.5, other than for hardship withdrawals).

Effective April 1, 2014, monthly periodic installment payments may be made to a Member, Deferred Member or Beneficiary who has attained age 55 and terminated employment in an amount requested by an investment manager appointed by, and with the consent of, a Member, Deferred Member or Beneficiary in accordance with Plan rules.

Effective April 1, 2014, the Plan was amended to clarify that the Plan Administrator has the full discretionary authority to determine all questions and to make all factual determinations regarding the correction of errors that result from the operation of Investment Options.

Note 12. Subsequent Events

For the year ended December 31, 2014, subsequent events were evaluated through the date the financial statements were issued.

******

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	The Hartford Stock Fund
*	The Hartford	The Hartford Stock Fund, common stock (5,316,940 shares)	***	$221,663

*	State Street Bank and Trust	State Street Cash Fund – STIF	***	687

		Subtotal Stock Fund		222,350

	Mutual Funds:
	Total Return Bond HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Total Return Bond HLS Fund, Class IA shares	***	102,836

	Dividend and Growth HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Dividend and Growth HLS Fund, Class IA shares	***	171,250

	International Opportunities HLS Fund
*	The Hartford	Hartford Series Fund, Inc. International Opportunities HLS Fund, Class IA shares	***	90,771

	Dodge & Cox International Stock Fund
	Dodge & Cox	Dodge & Cox International Stock Fund, Class IA shares	***	90,454

	Capital Appreciation HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Capital Appreciation HLS Fund, Class IA shares	***	171,975

	Small Company HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Small Company HLS Fund, Class IA shares	***	84,792

	MidCap HLS Fund
*	The Hartford	Hartford Series Fund, Inc. MidCap HLS Fund, Class IA shares	***	126,200

	Prime Money Market
	Vanguard	Vanguard Prime Money Market	***	61,199

		Subtotal Mutual Funds		899,477

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Collective Investment Trusts:
	Real Asset
*	SSGA	SSGA Real Asset Fund	***	$9,963

	Target Retirement Income Fund
	Vanguard	Vanguard Target Retirement Income Fund	***	35,316

	Target Retirement 2010 Fund
	Vanguard	Vanguard Target Retirement 2010 Fund	***	12,033

	Target Retirement 2015 Fund
	Vanguard	Vanguard Target Retirement 2015 Fund	***	103,147

	Target Retirement 2020 Fund
	Vanguard	Vanguard Target Retirement 2020 Fund	***	52,001

	Target Retirement 2025 Fund
	Vanguard	Vanguard Target Retirement 2025 Fund	***	201,146

	Target Retirement 2030 Fund
	Vanguard	Vanguard Target Retirement 2030 Fund	***	51,671

	Target Retirement 2035 Fund
	Vanguard	Vanguard Target Retirement 2035 Fund	***	196,230

	Target Retirement 2040 Fund
	Vanguard	Vanguard Target Retirement 2040 Fund	***	38,082

	Target Retirement 2045 Fund
	Vanguard	Vanguard Target Retirement 2045 Fund	***	102,547

	Target Retirement 2050 Fund
	Vanguard	Vanguard Target Retirement 2050 Fund	***	32,303

	Target Retirement 2055 Fund
	Vanguard	Vanguard Target Retirement 2055 Fund	***	9,205

	Target Retirement 2060 Fund
	Vanguard	Vanguard Target Retirement 2060 Fund	***	5,993

		Subtotal Collective Investment Trusts		849,637

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	The Hartford	Index Fund
	Equity Securities
	ADT (The) Corp.		***	$127
	Aflac, Inc.		***	570
	AGL Resources, Inc.		***	131
	AES (The) Corp.		***	182
	AT&T, Inc.		***	3,475
	Abbott Laboratories		***	1,351
	AbbVie, Inc.		***	2,082
	Adobe Systems, Inc.		***	688
	Aetna, Inc.		***	624
	Affiliated Managers Group, Inc.		***	237
	Agilent Technologies, Inc.		***	273
	Air Products & Chemicals, Inc.		***	555
	Airgas, Inc.		***	155
	Akamai Technologies, Inc.		***	224
	Alcoa, Inc.		***	374
	Alexion Pharmaceuticals, Inc.		***	733
	Allegheny Technologies, Inc.		***	76
	Allergan, Inc.		***	1,264
	Alliance Data Systems Corp.		***	366
	Allstate (The) Corp.		***	609
	Altera Corp.		***	225
	Altria Group, Inc.		***	1,942
	Amazon.com, Inc.		***	2,352
	Ameren Corp.		***	224
	American Electric Power Co., Inc.		***	593
	American Express Co.		***	1,650
	American International Group, Inc.		***	1,586
	American Tower Corp. REIT		***	780
	AmerisourceBergen Corp.		***	375
	Ameriprise Financial, Inc.		***	489
	AMETEK, Inc.		***	258
	Amgen, Inc.		***	2,419
	Amphenol Corp. Class A		***	331
	Anadarko Petroleum Corp.		***	834
	Analog Devices, Inc.		***	344
	Anthem, Inc.		***	678
	Apache Corp.		***	472
	Apartment Investment & Management Co. Class A REIT		***	111
	Apple, Inc.		***	12,926
	Applied Materials, Inc.		***	607
	Archer-Daniels-Midland Co.		***	668
	Assurant, Inc.		***	116
	Autodesk, Inc.		***	275
	Automatic Data Processing, Inc.		***	802
	AutoNation, Inc.		***	90
	AutoZone, Inc.		***	395

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	AvalonBay Communities, Inc. REIT		***	$431
	Avery Dennison Corp.		***	96
	Avon Products, Inc.		***	82
	BB&T Corp.		***	559
	Baker Hughes, Inc.		***	484
	Ball Corp.		***	188
	Bank of America Corp.		***	3,757
	Bank of New York Mellon Corp.		***	912
	C.R. Bard, Inc.		***	249
	Baxter International, Inc.		***	791
	Becton, Dickinson & Co.		***	533
	Bed Bath & Beyond, Inc.		***	283
	Berkshire Hathaway, Inc. Class B		***	5,463
	Best Buy Co., Inc.		***	227
	Biogen Idec, Inc.		***	1,600
	BlackRock, Inc.		***	908
	H & R Block, Inc.		***	186
	Boeing Co.		***	1,718
	BorgWarner, Inc.		***	250
	Boston Properties, Inc. REIT		***	392
	Boston Scientific Corp.		***	352
	Bristol-Myers Squibb Co.		***	1,954
	Broadcom Corp. Class A		***	467
	Brown-Forman Corp.		***	273
	CBS Corp. Class B		***	528
	CBRE Group, Inc.		***	192
	CF Industries Holdings, Inc.		***	273
	C.H. Robinson Worldwide, Inc.		***	221
	CIGNA Corp.		***	538
	CME Group, Inc.		***	561
	CMS Energy Corp.		***	193
	CSX Corp.		***	721
	CVS Health Corp.		***	2,204
	CA, Inc.		***	197
	Cablevision Systems Corp.		***	92
	Cabot Oil & Gas Corp.		***	243
	Cameron International Corp.		***	197
	Campbell Soup Co.		***	157
	Capital One Financial Corp.		***	916
	Cardinal Health, Inc.		***	533
	CareFusion Corp.		***	243
	CarMax, Inc.		***	287
	Carnival Corp.		***	407
	Caterpillar, Inc.		***	1,106
	Celgene Corp.		***	1,784
	CenterPoint Energy, Inc.		***	202
	CenturyLink, Inc.		***	452
	Cerner Corp.		***	392

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Chesapeake Energy Corp.		***	$204
	Chevron Corp.		***	4,230
	Chipotle Mexican Grill, Inc.		***	424
	Chubb Corp.		***	506
	Cimarex Energy Co.		***	186
	Cincinnati Financial Corp.		***	174
	Cisco Systems, Inc.		***	2,837
	Cintas Corp.		***	154
	Citigroup, Inc.		***	3,272
	Citrix Systems, Inc.		***	206
	Clorox Co.		***	271
	Coach, Inc.		***	207
	Coca-Cola Co.		***	3,319
	Coca-Cola Enterprises, Inc.		***	198
	Cognizant Technology Solutions Corp.		***	641
	Colgate-Palmolive Co.		***	1,180
	Comcast Corp. Class A		***	2,983
	Comerica, Inc.		***	170
	Computer Sciences Corp.		***	178
	ConAgra Foods, Inc.		***	308
	ConocoPhillips Holding Co.		***	1,695
	Consol Energy, Inc.		***	156
	Consolidated Edison Co. of NY		***	387
	Constellation Brands, Inc. Class A		***	329
	Corning, Inc.		***	587
	Costco Wholesale Corp.		***	1,240
	Crown Castle International Corp.		***	523
	Cummins, Inc.		***	490
	D.R. Horton, Inc.		***	169
	DTE Energy Co.		***	306
	Danaher Corp.		***	1,042
	Darden Restaurants, Inc.		***	156
	DaVita HealthCare Partners, Inc.		***	259
	Deere & Co.		***	633
	Delta Air Lines, Inc.		***	823
	Denbury Resources, Inc.		***	59
	Dentsply International, Inc.		***	151
	Devon Energy Corp.		***	470
	Diamond Offshore Drilling, Inc.		***	50
	Walt Disney Co.		***	2,931
	Discover Financial Services		***	594
	Discovery Communications, Inc.		***	110
	Discovery Communications, Inc. Series C		***	177
	DirecTV		***	869
	Dollar General Corp.		***	428
	Dollar Tree, Inc.		***	290
	Dominion Resources, Inc.		***	894
	Dover Corp.		***	237

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Dow Chemical Co.		***	$1,010
	Dr. Pepper Snapple Group		***	280
	E.I. DuPont de Nemours & Co.		***	1,337
	Duke Energy Corp.		***	1,177
	Dun & Bradstreet Corp.		***	88
	EMC Corp.		***	1,207
	EOG Resources, Inc.		***	1,007
	EQT Corp.		***	228
	E*Trade Financial Corp.		***	141
	Eastman Chemical Co.		***	227
	eBay, Inc.		***	1,265
	Ecolab, Inc.		***	562
	Edison International		***	427
	Edwards Lifesciences Corp.		***	273
	Electronic Arts, Inc.		***	293
	Emerson Electric Co.		***	852
	Entergy Corp.		***	318
	Equifax, Inc.		***	195
	Equity Residential Properties Trust REIT		***	520
	Essex Property Trust, Inc. REIT		***	266
	Exelon Corp.		***	637
	Expedia, Inc.		***	169
	Expeditors International of Washington, Inc.		***	173
	Express Scripts Holding Co.		***	1,239
	Exxon Mobil Corp.		***	7,810
	FLIR Systems, Inc.		***	91
	FMC Corp.		***	153
	FMC Technologies, Inc.		***	218
	Facebook, Inc.		***	3,257
	Family Dollar Stores, Inc.		***	152
	Fastenal Co.		***	259
	FedEx Corp.		***	913
	F5 Networks, Inc.		***	193
	Fidelity National Information Services, Inc.		***	352
	Fifth Third Bancorp		***	336
	First Solar, Inc.		***	68
	Fiserv, Inc.		***	346
	FirstEnergy Corp.		***	329
	Fluor Corp.		***	190
	Flowserve Corp.		***	164
	Ford Motor Co.		***	1,190
	Fossil Group, Inc.		***	101
	Franklin Resources, Inc.		***	432
	Freeport-McMoRan, Inc.		***	486
	Frontier Communications Co.		***	135
	GameStop Corp. Class A		***	74
	Gannett Co., Inc.		***	145
	Gap, Inc.		***	225

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	General Dynamics Corp.		***	$866
	General Electric Co.		***	5,060
	General Growth Properties, Inc.		***	351
	General Mills, Inc.		***	641
	General Motors Co.		***	941
	Genuine Parts Co.		***	325
	Genworth Financial, Inc.		***	88
	Gilead Sciences, Inc.		***	2,840
	Goldman Sachs Group, Inc.		***	1,568
	Goodyear (The) Tire & Rubber Co.		***	158
	Google, Inc. Class A		***	3,026
	Google, Inc. Class C		***	2,985
	W.W. Grainger, Inc.		***	307
	HCP, Inc. REIT		***	403
	Halliburton Co.		***	666
	Harley-Davidson, Inc.		***	282
	Harman International Industries, Inc.		***	147
	Harris Corp.		***	149
	Hasbro, Inc.		***	125
	Health Care REIT, Inc.		***	496
	Helmerich & Payne, Inc.		***	147
	Hershey Co.		***	306
	Hess Corp.		***	376
	Hewlett-Packard Co.		***	1,495
	Home Depot, Inc.		***	2,759
	Honeywell International, Inc.		***	1,558
	Hormel Foods Corp.		***	140
	Hospira, Inc.		***	208
	Host Hotels & Resorts, Inc. REIT		***	361
	Hudson City Bancorp, Inc.		***	98
	Humana, Inc.		***	441
	Huntington Bancshares, Inc.		***	175
	Illinois Tool Works, Inc.		***	679
	Intel Corp.		***	3,502
	Integrys Energy Group, Inc.		***	125
	Intercontinental Exchange, Inc.		***	493
	IBM Corp.		***	2,945
	International Flavors & Fragrances, Inc.		***	166
	International Paper Co.		***	454
	Interpublic Group of Cos., Inc.		***	176
	Intuit, Inc.		***	526
	Intuitive Surgical, Inc.		***	383
	Iron Mountain, Inc.		***	146
	J.P. Morgan Chase & Co.		***	4,669
	Jacobs Engineering Group, Inc.		***	117
	Johnson & Johnson		***	5,841
	Johnson Controls, Inc.		***	642
	Joy Global, Inc.		***	92

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Juniper Networks, Inc.		***	$172
	KLA-Tencor Corp.		***	232
	Kansas City Southern		***	270
	Kellogg Co.		***	328
	Keurig Green Mountain, Inc.		***	322
	KeyCorp		***	244
	Kimberly-Clark Corp.		***	858
	Kimco Realty Corp. REIT		***	208
	Kinder Morgan, Inc.		***	1,436
	Kohl’s Corp.		***	247
	Kraft Foods Group, Inc.		***	736
	Kroger (The) Co.		***	631
	L Brands, Inc.		***	424
	L-3 Communications Holdings, Inc.		***	217
	Laboratory Corp. of America Holdings		***	183
	Lam Research Corp.		***	253
	Estee Lauder Co., Inc.		***	342
	Leggett & Platt, Inc.		***	118
	Legg Mason, Inc.		***	109
	Lennar Corp.		***	161
	Leucadia National Corp.		***	142
	Level 3 Communications, Inc.		***	276
	Eli Lilly & Co.		***	1,349
	Lincoln National Corp.		***	314
	Linear Technology Corp.		***	217
	Lockheed Martin Corp.		***	1,031
	Loews Corp.		***	269
	Lorillard, Inc.		***	453
	Lowe’s Cos., Inc.		***	1,335
	M&T Bank Corp.		***	332
	Macerich Co. REIT		***	236
	Macy’s, Inc.		***	454
	Marathon Oil Corp.		***	382
	Marathon Petroleum Corp.		***	506
	Marsh & McLennan Cos., Inc.		***	636
	Marriott International, Inc. Class A		***	333
	Martin Marietta Materials, Inc.		***	138
	Masco Corp.		***	180
	MasterCard, Inc.		***	1,684
	Mattel, Inc.		***	210
	McCormick & Co., Inc.		***	191
	McDonald’s Corp.		***	1,815
	McGraw Hill Financial, Inc.		***	483
	McKesson Corp.		***	959
	Mead Johnson Nutrition Co.		***	406
	MeadWestvaco Corp.		***	150
	Medtronic, Inc.		***	1,418
	Merck & Co., Inc.		***	3,231

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	MetLife, Inc.		***	$1,244
	Microsoft Corp.		***	7,644
	Microchip Technology, Inc.		***	181
	Micron Technology, Inc.		***	752
	Mohawk Industries, Inc.		***	193
	Molson Coors Brewing Co.		***	239
	Mondelez International, Inc.		***	1,217
	Monsanto Co.		***	1,154
	Monster Beverage Corp.		***	312
	Moody’s Corp.		***	352
	Morgan Stanley		***	1,182
	Mosaic Co.		***	289
	Motorola Solutions, Inc.		***	282
	Murphy Oil Corp.		***	169
	Mylan, Inc.		***	423
	NRG Energy, Inc.		***	183
	NASDAQ (The) OMX Group		***	115
	National Oilwell Varco, Inc.		***	563
	Navient Corp.		***	178
	NetApp, Inc.		***	259
	Netflix, Inc.		***	412
	Newell Rubbermaid, Inc.		***	207
	Newfield Exploration Co.		***	76
	Newmont Mining Corp.		***	186
	News Corp. Class A		***	157
	NextEra Energy, Inc.		***	923
	NIKE, Inc. Class B		***	1,338
	NiSource, Inc.		***	269
	Noble Energy, Inc.		***	341
	Nordstrom, Inc.		***	223
	Norfolk Southern Corp.		***	678
	Northeast Utilities		***	338
	Northern Trust Corp.		***	229
	Northrop Grumman Corp.		***	595
	Nucor Corp.		***	312
	NVIDIA Corp.		***	207
	O’Reilly Automotive, Inc.		***	391
	Occidental Petroleum Corp.		***	1,247
	Omnicom Group, Inc.		***	384
	Oneok, Inc.		***	207
	Oracle Corp.		***	2,901
	Owens-Illinois, Inc.		***	90
	PG&E Corp.		***	506
	PNC Financial Services Group, Inc.		***	958
	PPG Industries, Inc.		***	634
	PPL Corp.		***	483
	PVH Corp.		***	211
	PACCAR, Inc.		***	482

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Pall Corp.		***	$216
	Parker-Hannifin Corp.		***	384
	Patterson Cos., Inc.		***	83
	Paychex, Inc.		***	302
	People’s United Financial, Inc.		***	96
	Pepco Holdings, Inc.		***	136
	PepsiCo, Inc.		***	2,820
	PerkinElmer, Inc.		***	99
	PetSmart, Inc.		***	162
	Pfizer, Inc.		***	3,917
	Philip Morris International, Inc.		***	2,522
	Phillips 66		***	793
	Pinnacle West Capital Corp.		***	153
	Pioneer Natural Resources Co.		***	443
	Pitney Bowes, Inc.		***	99
	Plum Creek Timber Co., Inc. REIT		***	151
	Praxair, Inc.		***	750
	Precision Castparts Corp.		***	684
	T. Rowe Price Group, Inc.		***	446
	Priceline (The) Group, Inc.		***	1,193
	Principal Financial Group, Inc.		***	304
	Procter & Gamble Co.		***	4,910
	Progressive Corp.		***	309
	ProLogis L.P. REIT		***	427
	Prudential Financial, Inc.		***	844
	Public Service Enterprise Group, Inc.		***	420
	Public Storage REIT		***	533
	Pulte Group, Inc.		***	144
	QEP Resources, Inc.		***	68
	Qualcomm, Inc.		***	2,465
	Quanta Services, Inc.		***	124
	Quest Diagnostics, Inc.		***	195
	Ralph Lauren Corp.		***	224
	Range Resources Corp.		***	179
	Raytheon Co.		***	666
	Red Hat, Inc.		***	260
	Regeneron Pharmaceuticals, Inc.		***	608
	Regions Financial Corp.		***	293
	Republic Services, Inc.		***	202
	Reynolds American, Inc.		***	395
	Robert Half International, Inc.		***	160
	Rockwell Automation, Inc.		***	302
	Rockwell Collins, Inc.		***	225
	Roper Industries, Inc.		***	311
	Ross Stores, Inc.		***	396
	Ryder System, Inc.		***	101
	Safeway, Inc.		***	163
	St. Jude Medical, Inc.		***	372

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Salesforce.com, Inc.		***	$695
	SanDisk Corp.		***	433
	Scana Corp.		***	173
	Schlumberger Ltd.		***	2,191
	Charles Schwab Corp.		***	693
	Scripps Networks Interactive Class A		***	152
	Sealed Air Corp.		***	181
	Sempra Energy		***	512
	Sherwin-Williams Co.		***	428
	Sigma-Aldrich Corp.		***	328
	Simon Property Group, Inc. REIT		***	1,127
	J.M. Smucker Co.		***	205
	Snap-On, Inc.		***	160
	Southern Co.		***	880
	Southwest Airlines Co.		***	574
	Southwestern Energy Co.		***	193
	Spectra Energy Corp.		***	485
	Stanley Black & Decker, Inc.		***	302
	Staples, Inc.		***	233
	Starbucks Corp.		***	1,224
	Starwood Hotels & Resorts, Inc.		***	290
	State Street Corp.		***	655
	Stericycle, Inc.		***	221
	Stryker Corp.		***	561
	SunTrust Banks, Inc.		***	437
	Symantec Corp.		***	355
	Sysco Corp.		***	467
	TECO Energy, Inc.		***	98
	TJX Cos., Inc.		***	942
	Target Corp.		***	964
	Tenet Healthcare Corp.		***	100
	Teradata Corp.		***	134
	Tesoro Corp.		***	189
	Texas Instruments, Inc.		***	1,126
	Textron, Inc.		***	233
	Thermo Fisher Scientific, Inc.		***	1,000
	3M Co.		***	2,100
	Tiffany & Co.		***	241
	Time Warner, Inc.		***	1,429
	Time Warner Cable, Inc.		***	851
	Torchmark Corp.		***	159
	Total System Services, Inc.		***	112
	Tractor Supply Co.		***	215
	Travelers Cos., Inc.		***	721
	TripAdvisor, Inc.		***	167
	Twenty-First Century Fox, Inc.		***	1,421
	Tyson Foods, Inc. Class A		***	236
	U.S. Bancorp		***	1,603

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Under Armour, Inc. Class A		***	$226
	Union Pacific Corp.		***	2,113
	United Parcel Service, Inc. Class B		***	1,544
	United Rentals, Inc.		***	205
	U.S. Treasury		***	293
	United Technologies Corp.		***	1,942
	UnitedHealth Group, Inc.		***	1,935
	Universal Health Services, Inc. Class B		***	204
	Unum Group		***	193
	Urban Outfitters, Inc.		***	71
	V.F. Corp.		***	514
	Valero Energy Corp.		***	516
	Varian Medical Systems, Inc.		***	172
	Ventas, Inc. REIT		***	421
	VeriSign, Inc.		***	124
	Verizon Communications, Inc.		***	3,872
	Vertex Pharmaceuticals, Inc.		***	570
	Viacom, Inc. Class B		***	556
	Visa, Inc.		***	2,556
	Vornado Realty Trust REIT		***	411
	Vulcan Materials Co.		***	173
	Wal-Mart Stores, Inc.		***	2,704
	Walgreens Boots Alliance Inc.		***	1,324
	Waste Management, Inc.		***	434
	Waters Corp.		***	188
	Wells Fargo & Co.		***	5,163
	Western Digital Corp.		***	484
	Western Union Co.		***	188
	Weyerhaeuser Co. REIT		***	378
	Whirlpool Corp.		***	302
	Whole Foods Market, Inc.		***	363
	Williams Cos., Inc.		***	605
	Windstream Holdings, Inc.		***	101
	Wisconsin Energy Corp.		***	239
	Wyndham Worldwide Corp.		***	212
	Wynn Resorts Ltd.		***	242
	Xcel Energy, Inc.		***	363
	Xilinx, Inc.		***	229
	Xerox Corp.		***	299
	Xylem, Inc.		***	138
	Yahoo!, Inc.		***	890
	Yum! Brands, Inc.		***	635
	Zimmer Holdings, Inc.		***	384
	Zions Bancorporation		***	118
	Zoetis, Inc.		***	431
	TE Connectivity Ltd.		***	512
	S&P 500 (E-Mini) Future		***	3,181
	Actavis plc		***	1,363

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Allegion plc		***	$107
	Aon plc		***	554
	Accenture plc Class A		***	1,116
	Covidien plc		***	925
	Delphi Automotive plc		***	429
	Eaton Corp. plc		***	644
	Ensco plc		***	141
	Ingersoll-Rand plc		***	337
	Invesco Ltd.		***	341
	Mallinckrodt plc		***	231
	Michael Kors Holdings Ltd.		***	309
	Nabors Industries Ltd.		***	75
	Noble Corp. PLC		***	85
	Seagate Technology plc		***	436
	Pentair plc		***	248
	Tyco International plc		***	582
	Perrigo Co. plc		***	685
	XL Group plc		***	200
	ACE Ltd.		***	780
	Garmin Ltd.		***	128
	Transocean, Inc.		***	126
	LyondellBasell Industries Class A		***	660
	Nielsen NV		***	288
	Royal Caribbean Cruises Ltd.		***	276
	Avago Technologies Ltd.		***	508

		Subtotal Hartford Index Fund		368,163

	Separately managed accounts:
	Columbus Circle	Columbus Circle Large Cap Growth Fund
	Equity Securities
	Alcoa Inc		***	2,090
	Alexion Pharmaceuticals Inc		***	989

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Apple Inc		***	$10,626
	Biogen Idec Inc		***	3,787
	Bristol Myers Squibb		***	3,663
	Brookdale Senior Living Inc		***	810
	Canadian Pacific Railway LTD		***	3,766
	Capital One Financial Corp		***	2,576
	Celegene Corp		***	1,329
	Chipotle Mexican Grill Inc		***	2,958
	Constellation Brands Inc		***	2,046
	Delta Air Lines Inc		***	4,687
	Discover Financial Services		***	4,242
	Edwards Lifesciences Corp		***	1,274
	Facebook Inc		***	5,389
	Fleetcor Technologies Inc		***	2,800
	Gilead Sciences Inc		***	7,274
	Google Inc		***	3,500
	HCA Holdings Inc		***	5,101
	Illumina Inc		***	1,871
	Intuitive Surgical Inc		***	1,758
	Kohls Corop		***	2,204
	L Brands Inc		***	2,785
	Lam Research Corp		***	3,141
	Estee Lauder Companies		***	2,158
	Lululemon Athletica Inc		***	881
	Mastercard Inc		***	5,317
	Mcgraw Hill Financial Inc		***	1,669
	Mckesson Corp		***	5,089
	Morgan Stanley		***	4,683
	Nike Inc		***	7,151
	PPG Industries Inc		***	6,824
	Pioneer Natural Resources Co		***	2,188
	Salesforce.com Inc		***	1,836
	Servicenow Inc		***	2,193
	Splunk Inc		***	1,861
	Starbucks Corp		***	4,122
	Tableau Software Inc		***	1,449
	Target Corp		***	2,330
	Tiffany & Co		***	1,847
	Ulta Salon Cosmetics		***	3,520
	Under Armour Inc		***	2,114
	United Continental Holdings		***	4,576
	United States Steel Corp		***	1,276
	Visa Inc		***	5,299
	Western Digital Corp		***	2,552
	Workday Inc		***	2,040
	Actavis PLC		***	4,049
	Garmin LTD		***	1,638
	Lyondellbasell		***	2,597

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	NXP Semiconductors				***	$3,048
	Royal Caribbean Cruises LTD				***	3,527
*	State Street Bank and Trust	State Street Cash Fund – STIF			***	4,147

				Subtotal Columbus Circle		172,647

*	The Hartford	ISP High Yield Bond Fund
	Bond Investments	Interest Rate	Maturity	Par Value
	AES Corp	7.375%	07/01/21	279	***	315
	AK Steel Corp	8.750%	12/01/18	273	***	287
	AMC Entertainment Inc	5.875%	02/15/22	204	***	207
	Access Midstream Partner Company	4.875%	05/15/23	200	***	203
	Activision Blizzard Company	6.125%	09/05/23	125	***	135
	Advanced Micro Devices	7.000%	07/01/24	296	***	251
	Air Med Hldgs LLC	0.010%	05/21/18	447	***	440
	Albea Beauty Holdings	8.375%	11/01/19	430	***	452
	Alere Inc	7.250%	07/01/18	370	***	385
	Allegiant Travel Co	5.500%	07/15/19	158	***	161
	Ally Financial Inc	4.750%	09/10/18	280	***	290
	Alcoa Inc	6.750%	01/15/28	190	***	214
	American Gilsonite Co	11.500%	09/01/17	369	***	363
	American Seafoods Grp	10.750%	05/15/16	288	***	258
	Amerigas Finance LLC	7.000%	05/20/22	185	***	191
	Antero Resources Finance Company	6.000%	12/01/20	212	***	211
	Arcelormittal	10.350%	06/01/19	533	***	644
	Ardagh	7.000%	11/15/20	199	***	201
	Ardagh Finance Holdings	8.625%	06/15/19	219	***	216
	Armored Autogroup Inc	9.250%	11/01/18	312	***	310
	Ashtead Capital Inc	6.500%	07/15/22	270	***	287
	Audatex North America	6.000%	06/15/21	310	***	319
	Avaya Inc	9.000%	04/01/19	315	***	322
	BCP Singapore	8.000%	04/15/21	210	***	212
	Blueline Rental Finance	7.000%	02/01/19	180	***	185
	Bombardier Inc	6.125%	01/15/23	200	***	204
	Breitburn	7.875%	04/15/22	342	***	264
	CCO Hldgs LLC	6.500%	04/30/21	510	***	536
	CCO Hldgs LLC	6.625%	01/31/22	500	***	531
	Cemex Finance LLC	9.375%	10/12/22	212	***	236
	CIT Group Inc	5.000%	08/15/22	405	***	416
	CIT Group Inc	5.000%	08/01/23	221	***	227
	CSC Holdings LLC	6.750%	11/15/21	440	***	486
	Calpine Corp	7.875%	01/15/23	142	***	157
	Calpine Corp	5.875%	01/15/24	78	***	83
	Cenveo Corp	6.000%	08/01/19	436	***	395
	Chassix Inc	9.250%	08/01/18	477	***	322
	Chemtura Corp	5.750%	07/15/21	317	***	309
	Chesapeake Energy Corp	2.750%	11/15/35	265	***	265

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
		Interest Rate	Maturity	Par Value
	Chesapeake Energy Corp	2.250%	12/15/38	339	***	$304
	Access Midstream Partner Company	6.125%	07/15/22	185	***	197
	Chinos Intermed Hldgs	7.750%	05/01/19	410	***	363
	Chiquita Brands Intl	7.875%	02/01/21	316	***	340
	Chrysler Co	8.250%	06/15/21	240	***	266
	Frontier Communications	9.000%	08/15/31	580	***	612
	Claires Stores Inc	9.000%	03/15/19	207	***	204
	Iheart Communications Inc	11.250%	03/01/21	295	***	304
	Clear Channel Communications	6.500%	11/15/22	285	***	290
	CNL Lifestyle Properties Company	7.250%	04/15/19	556	***	564
	HCA Inc	7.500%	11/15/95	1,175	***	1,122
	Concho Resources Inc	7.000%	01/15/21	195	***	204
	Consolidated Comm Co	10.875%	06/01/20	260	***	294
	Consolidated Comm Co	6.500%	10/01/22	81	***	81
	Crestwood Midstream Part Company	6.000%	12/15/20	215	***	206
	Darling Ingredients Inc	5.375%	01/15/22	196	***	193
	Davita Healthcare	5.125%	07/15/24	80	***	82
	Dell Inc	6.500%	04/15/38	170	***	171
	Denali Borrower	5.625%	10/15/20	252	***	262
	Dish DBS Corp Company	6.750%	06/01/21	615	***	661
	Quapaw Downstream	10.500%	07/01/19	264	***	246
	Drill Rigs Inc	6.500%	10/01/17	426	***	351
	Dynegy Inc Company	7.625%	11/01/24	475	***	485
	Kinder Morgan Inc	7.800%	08/01/31	140	***	170
	Endo Fin LLC	5.375%	01/15/23	209	***	205
	Energy Transfer	7.500%	10/15/20	83	***	92
	Energy Transfer	5.875%	01/15/24	437	***	444
	Equinix Inc	5.375%	04/01/23	271	***	271
	Fairpoint Communications	8.750%	08/15/19	253	***	254
	Ferrell Gas	6.500%	05/01/21	530	***	517
	First Data Corporation	6.750%	11/01/20	250	***	267
	Forestar USA	8.500%	06/01/22	379	***	370
	Ally Financial Inc	8.000%	11/01/31	387	***	493
	Ally Financial Inc	8.000%	12/31/18	269	***	305
	Gannett Co Inc	5.500%	09/15/24	83	***	83
	Gencorp Inc	7.125%	03/15/21	383	***	401
	General Motors Co	4.875%	10/02/23	359	***	384
	Gibson Energy Inc	6.750%	07/15/21	185	***	185
	Gulfport Energy Corp	7.750%	11/01/20	190	***	186
	Halcon Resources Corp	9.750%	07/15/20	489	***	367
	Harland Clarke Holdings	6.875%	03/01/20	93	***	91
	Harland Clarke Holdings	9.250%	03/01/21	310	***	295
	Hercules Offshore Inc	8.750%	07/15/21	356	***	164
	Hexion US Finance Corp	6.625%	04/15/20	263	***	258
	Hologic Inc Company	6.250%	08/01/20	290	***	302
	Hospira Inc	5.800%	08/12/23	129	***	144

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
		Interest Rate	Maturity	Par Value
	K Hovnanian Enterprises	7.250%	10/15/20	315	***	$326
	K Hovnanian Enterprises	9.125%	11/15/20	121	***	129
	Icahn Enterprises	6.000%	08/01/20	380	***	392
	Imperial Metals Corp	7.000%	03/15/19	200	***	184
	Intelsat Jackson Hldg	7.250%	10/15/20	395	***	417
	Intelsat Jackson Hldg	7.500%	04/01/21	230	***	246
	INTL Lease Finance Corp	3.875%	04/15/18	260	***	260
	Iron Mountain Inc	5.750%	08/15/24	322	***	324
	JBS USA LLC	7.250%	06/01/21	310	***	319
	JC Penney Corp Inc	0.010%	05/22/18	269	***	263
	Jaguar Holding Co	9.500%	12/01/19	165	***	177
	Jaguar Land Rover	5.625%	02/01/23	350	***	368
	J2 Global Communications	8.000%	08/01/20	577	***	621
	Ladder Cap	7.375%	10/01/17	508	***	523
	Landry S Inc	9.375%	05/01/20	616	***	653
	Level 3 Financing Inc	6.125%	01/15/21	256	***	265
	Level 3 Financing Inc	5.375%	08/15/22	117	***	118
	Liberty Mutual Group Inc	10.750%	06/15/88	125	***	193
	Light Tower Rentals Inc	8.125%	08/01/19	128	***	100
	L Brands Inc	7.600%	07/15/37	334	***	366
	Linn Energy LLC	8.625%	04/15/20	82	***	71
	Linn Energy LLC	7.750%	02/01/21	318	***	268
	MEG Energy Corp	6.500%	03/15/21	360	***	329
	MGM Resorts INTL Co	7.750%	03/15/22	170	***	188
	MGM Resorts INTL Co	11.375%	03/01/18	275	***	326
	Magnetation LLC	11.000%	05/15/18	610	***	421
	Mallinckrodt Fin	5.750%	08/01/22	157	***	161
	Markwest Energy	6.250%	06/15/22	181	***	187
	Mattamy Group	6.500%	11/15/20	441	***	443
	Mcclatchy Co	9.000%	12/15/22	272	***	296
	Mcgraw Hill	9.750%	04/01/21	372	***	411
	Mem Prod	6.875%	08/01/22	239	***	182
	Mirant Mid Atlantic	10.060%	12/30/28	195	***	209
	Modular Space Corp	10.250%	01/31/19	192	***	166
	Mohegan Tribal Gaming Co	9.750%	09/01/21	302	***	308
	Momentive Performance	10.000%	10/15/20	185	***	149
	Momentive Performance	3.880%	10/24/21	185	***	157
	NRG Energy Inc	6.625%	03/15/23	310	***	322
	NRG Energy Inc	6.250%	07/15/22	605	***	619
	NSG Holdings LLC	7.750%	12/15/25	103	***	109
	NXP	5.750%	03/15/23	200	***	211
	Nationstar Mort	7.875%	10/01/20	456	***	438
	Navios Maritime Hlds	7.375%	01/15/22	254	***	232
	JO Ann Stores Inc	8.125%	03/15/19	285	***	265
	New Gold Inc	7.000%	04/15/20	190	***	190
	Nexteer Auto Group LTD	5.875%	11/15/21	200	***	200
	Niska Gas Storage	6.500%	04/01/19	215	***	162

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
		Interest Rate	Maturity	Par Value
	PBF Holding Co LLC	8.250%	02/15/20	261	***	$262
	Caesars Ent Resort	8.000%	10/01/20	250	***	245
	Patriot Coal Corp	0.010%	12/15/18	196	***	187
	PVH Corp	7.750%	11/15/23	93	***	114
	Post Holdings Inc	7.375%	02/15/22	290	***	290
	Qwest Capital Funding Company	7.750%	02/15/31	495	***	502
	RJS Power Holdings LLC	5.125%	07/15/19	79	***	78
	RSI Home Products Inc	6.875%	03/01/18	287	***	300
	RR Donnelley & Sons Co	7.875%	03/15/21	180	***	199
	Realogy Group LLC	7.625%	01/15/20	175	***	187
	Regency Energy Partners	6.500%	07/15/21	310	***	316
	Rentech NIT	6.500%	04/15/21	410	***	365
	Reynolds Grp	5.750%	10/15/20	385	***	395
	Rialto Hlds LLC	7.000%	12/01/18	200	***	203
	Rockwood Specialties Co	4.625%	10/15/20	142	***	147
	Royal Bk Scotlnd Grp PLC	6.125%	12/15/22	530	***	577
	SBA Communications Corp	5.625%	10/01/19	310	***	317
	Navient Corp	7.250%	01/25/22	585	***	635
	SPL Logistics Escrow LLC	8.875%	08/01/20	506	***	536
	Sabine Pass	6.500%	11/01/20	310	***	313
	Sabre Glbl Inc	8.500%	05/15/19	178	***	190
	Salix Pharmaceuticals LT Company	6.000%	01/15/21	188	***	192
	Sandridge Energy Inc	7.500%	03/15/21	350	***	224
	Sappi Papier Holdng	8.375%	06/15/19	216	***	231
	Sealed Air Corp	6.875%	07/15/33	236	***	241
	Sirius XM Radio Inc	6.000%	07/15/24	280	***	287
	Springleaf Finance Corp	8.250%	10/01/23	275	***	308
	Sprint Capital Corp Company	8.750%	03/15/32	610	***	590
	Sprint Communications Company	9.000%	11/15/18	420	***	478
	Sprint Communications Company	11.500%	11/15/21	130	***	156
	Steel Dynamics Inc	6.375%	08/15/22	180	***	191
	Stockbridge	0.010%	05/02/17	163	***	148
	Suncoke Enrgy	7.375%	02/01/20	30	***	31
	Suncoke Enrgy	7.375%	02/01/20	74	***	77
	Sungard Avail Serv Cap Company	8.750%	04/01/22	244	***	144
	Tenet Healthcare Corp	6.000%	10/01/20	256	***	275
	Telecom Italia Capital Company	7.175%	06/18/19	120	***	137
	T Mobile USA Inc	6.625%	04/01/23	825	***	845
	Trac Intermodal LLC	11.000%	08/15/19	165	***	178
	Telecom Italia Capital Company	7.721%	06/04/38	120	***	134
	Tenet Healthcare Corp	6.875%	11/15/31	53	***	50
	Tenet Healthcare Corp	8.125%	04/01/22	290	***	324
	Toys R US Property	8.500%	12/01/17	292	***	290
	TPC Group Inc	8.750%	12/15/20	145	***	141
	Tronox Finance LLC	6.375%	08/15/20	416	***	417
	USG Corp Company	5.875%	11/01/21	196	***	198
	United Continental Hldgs Company	6.000%	07/15/28	495	***	471

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	United Rentals North	6.125%	06/15/23	193	***	$203
	Qwest Corp	6.875%	09/15/33	180	***	181
	Univision Communications	6.750%	09/15/22	390	***	417
	VTR Finance	6.875%	01/15/24	600	***	690
	Valeant Pharmaceuticals	7.250%	07/15/22	703	***	750
	Vanguard Nat Res	7.875%	04/01/20	532	***	459
	Viasat Inc	6.875%	06/15/20	395	***	411
	Viking Cruises Ltd	8.500%	10/15/22	240	***	260
	Walter Investment MGMT Company	7.875%	12/15/21	326	***	291
	Wellcare Health Plans	5.750%	11/15/20	309	***	319
	Wells Enterprises Inc	6.750%	02/01/20	257	***	263
	Western Refining Inc	6.250%	04/01/21	298	***	291
	Tri Pointe Holdings Inc	5.875%	06/15/24	115	***	115
	WPX Energy Inc	5.250%	09/15/24	207	***	193
	Wynn Macau Ltd	5.250%	10/15/21	200	***	188
	XPO Logistics Inc	7.875%	09/01/19	191	***	200
	Zebra Technologies Corp	7.250%	10/15/22	51	***	54
	Bluewater Holding Company	10.000%	12/10/19	400	***	377
	Sun Prods Corp	0.010%	03/23/20	268	***	248
	Supervalue Inc	0.010%	03/21/19	182	***	179
	WP CPP Hldgs LLC	0.010%	04/30/21	328	***	310
	Fortescue Metals Group Ltd	0.010%	06/30/19	122	***	111
	Affinion Group Inc	0.010%	10/12/18	210	***	186
	Cengage Learning Acquisitions	1.000%	03/31/20	165	***	163
	Fieldwood Energy LLC	0.010%	09/30/20	354	***	257
	Koosharem LLC	1.000%	05/15/20	206	***	202
	Sungard Availability	1.000%	03/31/19	228	***	202
	Connacher Oil & Gas Ltd	0.100%	05/23/18	277	***	246

*	State Street Bank and Trust	State Street Cash Fund – STIF			***	1,097

			Subtotal ISP High Yield Bond Fund			60,783

	Chartwell	Chartwell Investment Partners Small Cap Value Fund
	Equity Securities
	Acxiom Corp				***	1,228
	Altra Industrial Motion Corp				***	1,134
	American Equity Invt				***	1,495
	Analogic Corp				***	1,045
	Anixter International Inc				***	712
	Avista Corp				***	876
	Barnes Group Inc				***	1,289
	BBCN Bancorp Inc				***	1,147
	Black Hills Corp				***	952
	Blount International Inc				***	866
	Bristow Group Inc				***	1,788
	Cleco Corporation				***	1,634
	Calgon Carbon Corp				***	1,266

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Cardtronics Inc		***	$1,445
	Casey S General Stores Inc		***	2,285
	Chesapeake Lodging Trust		***	1,208
	Clarcor Inc		***	1,733
	Diodes Inc		***	971
	Dupont Fabros Technology		***	894
	Education Realty Trust Inc		***	1,236
	El Paso Electric Co		***	1,134
	Enpro Industries Inc		***	1,257
	Esco Technologies Inc		***	1,666
	FNB Corp		***	998
	FTD Cos Inc		***	860
	First Industrial Realty		***	957
	First Midwest Bancorp Inc		***	1,048
	G + K Services Inc		***	1,380
	Gatx Gorp		***	1,328
	Generac Holdings Inc		***	1,611
	Greatbatch Inc		***	1,172
	Gulfmark Offshore Inc		***	1,031
	Haemonetics Corp		***	1,265
	Harsco Corp		***	1,111
	Healthcare Realty Trust Inc		***	1,487
	Innophos Holdings Inc		***	1,280
	Key Energy Services Inc		***	229
	Kite Realty Group		***	1,219
	Knoll Inc		***	1,248
	Knight Transportation Inc		***	1,827
	Koppers Holdings Inc		***	740
	LegacyTexas Financial Group		***	962
	Matthews Intl Corp		***	904
	Mid America Apartment		***	956
	Minerals Technologies Inc		***	906
	Northwestern Corp		***	1,260
	PS Business Park Inc		***	1,133
	Pacwest Bancorp		***	1,291
	Pinnacle Financial Partners		***	1,196
	Plexus Corp		***	1,531
	Progress Software Corp		***	996
	Rush Enterprises Inc		***	845
	Selective Insurance Group		***	1,452
	Silicon Graphics		***	1,320
	Synders Lance Inc		***	2,013
	South State Corp		***	1,154
	Stage Stores Inc		***	1,215
	Sykes Enterprises Inc		***	1,162
	Treehouse Foods Inc		***	1,559
	Trueblue Inc		***	820
	UMB Financial Corp		***	1,079

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Umpqua Holdings Corp		***	$1,123
	United Community Banks		***	870
	United Bankshares Inc		***	1,070
	United Stationers Inc		***	742
	West Pharmaceuticals Services		***	1,346
	Wolverine World Wide Inc		***	1,216
	Zebra Technologies Corp		***	1,552
	Argo Group International		***	1,660
	Fabrinet		***	1,207

*	State Street Bank and Trust	State Street Cash Fund – STIF	***	313

		Subtotal Chartwell Investment Partners Small Cap Value Fund		84,905

	Lee Munder	LMCG Investments Mid Cap Value Fund
	Equity Securities
	AGL Resources Inc		***	1,788
	Air Products & Chemicals Inc		***	1,580
	Albemarle Crop		***	1,819
	Alexandria Real Estate		***	2,204
	Allegheny Technologies Inc		***	2,094
	Allstate Corp		***	1,325
	American Campus Communities		***	2,104
	American Eagle Outfitters		***	1,378
	Ameriprise Financial Inc		***	1,708
	Bed Bath & Beyond Inc		***	1,590
	Bemis Company		***	1,293
	Brixmor Property Group		***	1,900
	Cabela S Inc		***	1,956
	Cadence Design Sys Inc		***	2,157
	Carefusion Corp		***	1,722
	Charles River Laboratories		***	1,701
	Cintas Corp		***	1,602
	Citrix Systems Inc		***	1,957
	Clean Harbors Inc		***	1,405
	Coca Cola Enterprises		***	1,547
	Cooper Cos Inc		***	1,999
	Darling Ingredients Inc		***	1,729
	Dentsply International Inc		***	901
	Diebold Inc		***	1,518
	Dollar General Corp		***	1,318
	Dover Corp		***	1,639
	EQT Corp		***	1,468
	Edison International		***	1,703
	FMC Corp		***	1,590
	Fidelity National Information		***	2,223
	Fifth Thrid Bancorp		***	2,093
	Fluor Corp		***	1,317
	Great Plains Energy Inc		***	1,987
	Americourcebergen Corp		***	1,154

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Hancock Holding Co		***	$1,247
	Hanover Insurance Group Inc		***	1,840
	Harley Davidson Inc		***	1,231
	Hasbro Inc		***	1,445
	Host Hotels & Resorts Inc		***	1,950
	IAC/Interactive Corp		***	1,554
	Ingredion Inc		***	1,039
	Interpublic Group of Cos Inc		***	1215
	Investors Bancorp Inc		***	1,703
	Ishares Russell		***	2,411
	Juniper Networks Inc		***	1,253
	Kar Auction Services Inc		***	1,908
	Kroger Co		***	2,141
	Micropchip Technology Inc		***	1,970
	Molson Coors Brewing Co		***	1,829
	Newfield Exploration Co		***	808
	Oasis Petroleum Inc		***	547
	Parker Hannifin Corp		***	1,519
	Patterson Cos Inc		***	2,189
	Petsmart Inc		***	1,187
	Pioneer Natural Resources Co		***	1,377
	Portland General Electric Co		***	2,118
	Quest Diagnostics Inc		***	1,843
	Range Resources Corp		***	373
	Regal Beloit Corp		***	1,633
	Reinsurance Group of America		***	1,330
	Sally Beauty Holdings Inc		***	1,892
	Scana Corp		***	1,737
	Silgan Holdings Inc		***	1,294
	JM Smucker Co		***	2,147
	Solera Holdings Inc		***	1,938
	Spectra Energy Corp		***	1,109
	Stanley Black & Decker Inc		***	2,094
	Suntrust Banks Inc		***	1,898
	Synopsys Inc		***	2,305
	Sysco Corp		***	1,325
	TCF Financial Corp		***	1,614
	Unum Group		***	1,947
	Xcel Energy Inc		***	2,166
	Xylem Inc		***	1,129
	Zions Bancorporation		***	1,457
	Endurance Specialty		***	1,306
	Pentair PLC		***	635
	Willis Group Holdings PLC		***	1,280

*	State Street Bank and Trust	State Street Cash Fund – STIF	***	317

		Subtotal LMCG Investments Mid Cap Value		126,719

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
		Total Seperately managed accounts				$445,054

	Stable Value Fund
	BNY Mellon	Stable Value Fund, including the following contracts:

	Transamerica Premier Life	Stable Value Contract #MDA1097TR, 2.79%**			***	237,933

	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	US Long Bond	0.000%	03/20/15	800,000	***	1,156
	ABN Amro Bank	1.375%	01/22/16	600,000	***	602
	AT&T Inc	2.625%	02/01/22	645,000	***	614
	Abbvie Inc	1.750%	11/06/17	359,000	***	360
	Ace INA Holdings	2.700%	03/13/23	725,000	***	704
	Xerox Business Services	5.200%	06/01/15	235,000	***	239
	Ally Auto Receivables Trust	2.230%	03/15/16	17,753	***	18
	Ally Auto Receivables Trust	0.930%	02/16/16	3,409	***	3
	Altria Group Inc	2.950%	05/02/23	745,000	***	720
	American Express Co	6.150%	08/28/17	101,000	***	113
	American Express Credit	2.375%	03/24/17	434,000	***	444
	American Express Credit	0.743%	07/29/16	500,000	***	502
	American Express Credit	2.125%	03/18/19	630,000	***	629
	American Intl Group	5.850%	01/16/18	850,000	***	950
	Anadarko Petroleum Corp	3.450%	07/15/24	790,000	***	771
	Anheuser Busch	1.250%	01/17/18	520,000	***	515
	Apple Inc	2.400%	05/03/23	685,000	***	666
	Assurant Inc	2.500%	03/15/18	570,000	***	576
	Aventura Mall Trust	3.743%	12/05/32	400,000	***	425
	BB+T Corporation	2.450%	01/15/20	600,000	***	598
	BP Capital Markets PLC Co	3.814%	02/10/24	655,000	***	659
	Burlington NO	3.743%	01/15/23	385,174	***	420
	Bank of America	6.000%	06/15/16	350,000	***	372
	Bank of America Corp	3.300%	01/11/23	750,000	***	750
	Bank of America Corp	2.650%	04/01/19	500,000	***	504
	Bank of America Corp	4.200%	08/26/24	1,000,000	***	1,019
	Bank of Montreal	1.400%	09/11/17	500,000	***	500
	Bank of New York Mellon	3.250%	09/11/24	885,000	***	885
	Barclays Bank PLC	5.140%	10/14/20	500,000	***	538
	Bayer US Finance LLC	2.375%	10/08/19	545,000	***	547
	Bayer US Finance LLC	3.375%	10/08/24	820,000	***	835
	Branch Banking & Trust	2.850%	04/01/21	510,000	***	513
	Berkshire Hathaway Inc	1.550%	02/09/18	630,000	***	630
	British Columbia	2.650%	09/22/21	330,000	***	340
	Burlington North	3.050%	09/01/22	266,000	***	268

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	See F-47 for definition.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	Burlingtn North Santa Fe	3.400%	09/01/24	480,000	***	$489
	Cd Commercial Mortgage Trust	5.886%	11/15/44	322,127	***	351
	Cigna Corp	4.500%	03/15/21	300,000	***	328
	Cigna Corp	4.000%	02/15/22	290,000	***	306
	Comm Mortgage Trust	1.873%	04/12/35	102,458	***	100
	Comm Mortgage Trust	3.012%	05/10/47	575,000	***	595
	CVS Caremark Corp	5.750%	06/01/17	140,000	***	155
	CVS Caremark Corp	2.250%	12/05/18	319,000	***	322
	Canadian Pacific Rr Co	7.250%	05/15/19	250,000	***	299
	Capital One Financial Co	1.000%	11/06/15	474,000	***	474
	Capital One Financial Co	2.450%	04/24/19	635,000	***	634
	Duke Energy Progress Inc	2.800%	05/15/22	240,000	***	240
	Caterpillar Financial Se	2.650%	01/06/00	465,000	***	476
	Caterpillar Financial Se	2.750%	08/20/21	335,000	***	338
	Catholic Health	2.950%	11/01/22	370,000	***	363
	CD Commerical Mortgage Trust	5.617%	10/15/48	355,203	***	373
	Celgene Corp	1.900%	08/15/17	175,000	***	176
	Centerpoint Ener Transition	2.161%	10/15/21	190,000	***	191
	Chase Issuance Trust	1.580%	08/16/21	467,000	***	457
	Chevron Corp	2.355%	12/05/22	640,000	***	621
	Chevron Corp	2.427%	06/24/20	280,000	***	281
	Cisco Systems Inc	2.125%	03/01/19	700,000	***	703
	Citigroup Inc	5.500%	02/15/17	500,000	***	537
	Citigroup Inc	2.550%	04/08/19	500,000	***	503
	Citigroup Inc	2.500%	07/29/19	650,000	***	651
	Citibank Credit Card Issuance	5.350%	02/07/20	500,000	***	556
	Citigroup Commercial Mortgage	5.771%	03/15/49	275,000	***	290
	Comerica Inc	3.000%	09/16/15	232,000	***	235
	GCCFC Commericial Mortgage Trust	5.819%	07/10/38	476,704	***	498
	Commonwealth Edison	1.950%	09/01/16	608,000	***	618
	Connecticut Light + Pwr	5.000%	04/01/15	825,000	***	834
	Consumers Energy Company	5.150%	02/15/17	220,000	***	238
	Rabobank Nederland	2.250%	01/14/19	355,000	***	358
	Dbubs Mortgage Trust	3.642%	08/10/44	300,000	***	310
	Delta Air Lines	4.950%	11/23/20	328,283	***	351
	DirecTV	4.600%	02/15/21	250,000	***	268
	Discover Bank	2.000%	02/21/18	875,000	***	873
	Discover Card	1.390%	04/15/20	965,000	***	963
	Walt Disney Company	2.350%	12/01/22	650,000	***	637
	Dominion Resources Inc	2.557%	09/30/66	755,000	***	710
	Eaton Corp Company	1.500%	11/02/17	565,000	***	562
	Energy Transfer Partners	5.200%	02/01/22	525,000	***	562
	Enterprise Products	1.250%	08/13/15	466,000	***	467
	Fanniemae Aces	3.346%	03/25/24	870,000	***	916
	Fed Hm Ln Pc Pool G01629	6.000%	10/01/33	23,438	***	27

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value

	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	Fed Hm Ln Pc Pool G11657	4.500%	12/01/18	127,525	***	$134
	Fed Hm Ln Pc Pool A77952	5.000%	05/01/38	21,226	***	24
	Fed Hm Ln Pc Pool G14174	5.000%	03/01/25	153,169	***	163
	Fed Hm Ln Pc Pool J00617	5.500%	12/01/20	67,208	***	73
	Fed Hm Ln Pc Pool J00921	5.000%	12/01/20	18,036	***	19
	Fed Hm Ln Pc Pool J01060	5.000%	01/01/21	21,675	***	23
	Fed Hm Ln Pc Pool J01201	5.000%	02/01/21	19,843	***	21
	Fed Hm Ln Pc Pool C03506	6.000%	05/01/40	380,493	***	430
	Fed Hm Ln Pc Pool A11544	5.500%	06/01/33	17,714	***	20
	Fed Hm Ln Pc Pool A15942	6.000%	11/01/33	23,531	***	27
	Fed Hm Ln Pc Pool B19557	5.500%	07/01/20	222,739	***	241
	Fed Hm Ln Pc Pool A26586	6.000%	09/01/34	21,853	***	25
	Fed Hm Ln Pc Pool Q02688	4.000%	08/01/41	228,115	***	246
	Fed Hm Ln Pc Pool G11868	5.500%	07/01/20	70,038	***	74
	Freddie Mac	6.000%	03/15/17	120,216	***	126
	FNMA Pool 253880	6.500%	07/01/16	15,682	***	16
	FNMA Pool 357821	6.000%	05/01/35	409,641	***	468
	Freddie Mac	3.500%	11/15/25	805,000	***	856
	Freddie Mac	3.500%	12/15/25	1,956,857	***	2,085
	Freddie Mac	3.500%	12/15/25	2,348,143	***	2,497
	FNMA Pool 532577	7.000%	07/01/15	3,225	***	3
	FNMA Pool 535675	7.000%	01/01/16	9,905	***	10
	FNMA Pool 535740	7.000%	12/01/15	1,871	***	2
	FNMA Pool 555417	6.000%	05/01/33	79,176	***	91
	FNMA Pool 555545	5.000%	06/01/18	70,246	***	74
	FNMA Pool 555591	5.500%	07/01/33	93,527	***	105
	FNMA Pool 574924	7.000%	04/01/16	3,860	***	4
	FNMA Pool 611020	6.500%	01/01/17	10,110	***	10
	FNMA Pool AJ5733	3.500%	12/01/41	2,627,695	***	2,752
	FNMA Pool Al0194	4.000%	01/01/41	1,459,857	***	1,574
	FNMA Pool AO1736	4.000%	05/01/42	3,487,294	***	3,736
	FNMA Pool AO1802	4.500%	06/01/42	1,654,265	***	1,818
	FNMA Pool AP0632	2.500%	07/01/27	777,900	***	794
	FNMA Pool AR9436	4.000%	08/01/43	23,229	***	25
	FNMA Pool AU1687	4.000%	08/01/43	2,349,903	***	2,511
	FNMA Pool AV0694	4.500%	12/01/43	897,983	***	994
	FNMA Pool 651377	6.000%	07/01/17	33,548	***	35
	FNMA Pool 712104	5.000%	05/01/18	16,542	***	17
	FNMA Pool 725704	6.000%	08/01/34	61,349	***	70
	FNMA Pool 730716	6.000%	08/01/33	56,786	***	65
	FNMA Pool 734059	5.500%	08/01/33	19,327	***	22
	FNMA Pool 745932	6.500%	11/01/36	147,130	***	168
	FNMA Pool 756154	6.000%	11/01/33	65,834	***	76
	FNMA Pool 792191	5.500%	09/01/34	71,983	***	81
	FNMA Pool 805176	5.500%	01/01/20	102,391	***	108

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	FNMA Pool 908560	5.500%	01/01/22	14,494	***	$16
	FNMA Pool 944026	6.500%	08/01/37	331,701	***	397
	FNMA Pool AA4266	4.500%	05/01/24	55,465	***	60
	FNMA Pool AB0536	6.000%	02/01/37	139,047	***	158
	FNMA Pool AB3423	4.500%	08/01/41	3,242,099	***	3,522
	FNMA Pool MA1543	3.500%	08/01/33	2,281,048	***	2,407
	FNMA Pool 890528	5.500%	06/01/39	211,288	***	237
	FNMA Pool 888022	5.000%	02/01/36	214,556	***	238
	Fifth Third Bank	2.875%	10/01/21	635,000	***	634
	Fico Strip Prin	0.010%	05/11/18	580,000	***	551
	Ford Credit Auto Owner Trust	1.000%	09/15/17	120,000	***	120
	Ford Credit Auto Owner Trust	2.260%	11/15/25	360,000	***	362
	Ford Motor Credit Co Llc	3.000%	06/12/17	702,000	***	720
	Ford Motor Credit Co Llc	4.250%	09/20/22	525,000	***	557
	GNMA Pool 569327	6.500%	04/15/32	175,276	***	203
	GNMA Pool 580880	6.500%	11/15/31	22,257	***	25
	GNMA II Pool 003624	5.500%	10/20/34	84,863	***	96
	GNMA II Pool 004599	5.000%	12/20/39	356,476	***	398
	GNMA II Pool 004800	4.000%	09/20/40	728,925	***	784
	GNMA II Pool 004833	4.000%	10/20/40	1,573,237	***	1,692
	GNMA Pool 434787	8.000%	05/15/30	11,550	***	12
	GNMA Pool 485856	6.500%	10/15/31	29,928	***	34
	GNMA Pool 726316	5.000%	09/15/39	403,895	***	449
	GNMA Pool 728974	5.000%	12/15/39	752,240	***	832
	GNMA Pool 737651	5.000%	11/15/40	154,740	***	171
	GNMA Pool 510403	5.000%	01/15/35	28,341	***	31
	GNMA Pool 510844	8.000%	12/15/29	1,125	***	1
	GNMA Pool 518044	8.000%	12/15/29	415	***	—
	GNMA Pool 526364	8.000%	07/15/30	4,436	***	4
	GNMA Pool 533946	6.500%	04/15/32	8,257	***	10
	GNMA Pool 550887	5.000%	08/15/35	35,803	***	40
	GNMA Pool 551077	6.500%	11/15/31	13,100	***	15
	GNMA Pool 551120	6.500%	08/15/31	64,470	***	76
	GNMA Pool 552571	6.500%	05/15/32	20,402	***	23
	GNMA Pool 271940	5.500%	08/15/18	101,896	***	108
	GNMA Pool 781410	5.500%	03/15/17	66,237	***	70
	GS Mortgage Securities Trust	5.553%	04/10/38	550,000	***	564
	GNMA Pool 622278	5.000%	04/15/35	27,455	***	30
	GNMA Pool 631242	5.500%	06/15/35	134,893	***	152
	GNMA Pool 641601	5.000%	03/15/35	46,402	***	51
	GNMA Pool 646865	5.000%	08/15/35	20,451	***	23
	GE Commercial Mortgage Corp	0.000%	03/10/44	934,808,092	***	9
	General Electric Co	5.250%	12/06/17	390,000	***	433
	Aust & NZ Banking	1.875%	10/06/17	500,000	***	505
	Monsanto Co	3.375%	07/15/24	375,000	***	381

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	General Electric Co	3.375%	03/11/24	875,000	***	$904
	General Electric Cap Corp	4.375%	09/16/20	372,000	***	407
	General Electric Cap Corp	2.900%	01/09/17	500,000	***	517
	General Electric Cap Corp	3.100%	01/09/23	1,250,000	***	1,266
	General Electric Cap Corp	0.880%	07/12/16	570,000	***	574
	Gilead Sciences Inc	3.700%	04/01/24	550,000	***	577
	Glaxosmithkline Cap Inc	2.800%	03/18/23	470,000	***	464
	Glencore Funding LLC	1.396%	05/27/16	900,000	***	904
	Goldman Sachs Group Inc	2.375%	01/22/18	840,000	***	848
	Goldman Sachs Group Inc	4.000%	03/03/24	560,000	***	581
	Government National Mortgage	3.500%	07/20/23	421,784	***	448
	Government National Mortgage	5.000%	08/20/39	150,949	***	162
	Government STIF 18	0.012%	12/31/30	7,176,073	***	7,176
	Great River Energy 1st Mortgage	5.829%	07/01/17	311,294	***	331
	Conseco Financial Corp	7.050%	01/15/19	10,343	***	11
	HCP Inc	3.750%	02/01/16	379,000	***	390
	HSBC Bank USA	1.625%	01/16/18	660,000	***	657
	HSBC Bank USA	4.875%	08/24/20	570,000	***	629
	Health Care Reit	4.950%	01/15/21	296,000	***	325
	Canada Government	0.875%	02/14/17	543,000	***	543
	Howard Hughes Medical In	3.500%	09/01/23	345,000	***	361
	Husky Energy Inc	4.000%	04/15/24	390,000	***	383
	Hydro Quebec	1.375%	06/19/17	476,000	***	479
	Hyundai Auto Recevables Trust	1.650%	02/15/17	63,770	***	64
	Hyundai Capital America	2.125%	10/02/17	596,000	***	599
	Incitec Pivot Ltd Company	4.000%	12/07/15	500,000	***	511
	IBM Corp	0.750%	05/11/15	500,000	***	501
	JP Morgan Chase	4.400%	07/22/20	315,000	***	341
	JP Morgan Chase	4.350%	08/15/21	1,250,000	***	1,358
	JP Morgan Chase	3.250%	09/23/22	290,000	***	292
	JP Morgan Chase Commercial	3.364%	11/13/44	160,000	***	166
	JPMBB Commercial	3.046%	04/15/47	480,000		497
	Kaiser Foundation Hospit Company	3.500%	04/01/22	431,000	***	445
	Kansas Gas + Electric Co	6.700%	06/15/19	147,000	***	174
	Key Bank	1.650%	02/01/18	330,000	***	329
	Kroger Co	4.950%	01/15/15	237,000	***	237
	Kroger Co	4.950%	11/01/21	237,000	***	149
	Ladder Capital	3.388%	05/15/31	580,000	***	597
	LG&E and KU Energy LLC	2.125%	11/15/15	610,000	***	615
	Liberty Mutual Group Inc	5.000%	06/01/21	400,000	***	436
	Lloyds Bank Plc	5.800%	01/13/20	490,000	***	566
	Lockheed Martin Corp	2.125%	09/15/16	215,000	***	219
	Loews Corp	2.625%	05/15/23	280,000	***	265
	Manuf & Traders Trust	1.250%	01/30/17	1,050,000	***	1,048
	Ml Cfc Commercial Mortgage	5.172%	12/12/49	382,905	***	405
	Mckesson Corp	2.700%	12/15/22	145,000	***	139

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	Mckesson Corp	3.796%	03/15/24	795,000	***	$817
	Medco Health Solutions Company	4.125%	09/15/20	332,000	***	353
	Medtronic Inc	3.150%	03/15/22	565,000	***	572
	Mellon Funding Corp Company	5.500%	11/15/18	460,000	***	518
	Morgan Stanley	2.916%	02/15/47	460,000	***	474
	Morgan Stanley	2.125%	04/28/18	1,235,000	***	1,236
	Morgan Stanley Captial I Trust	5.042%	08/13/42	465,000	***	472
	Morgan Stanley	5.625%	09/23/19	250,000	***	282
	Morgan Stanley Captial I Trust	5.592%	04/12/49	178,866	***	180
	Morgan Stanley	1.875%	01/05/18	375,000	***	374
	Murray St Inv Trust I Company	4.647%	03/09/17	295,000	***	311
	Ncua Guaranteed Notes	2.900%	10/29/20	339,000	***	348
	Nationwide Financial Services	5.375%	03/25/21	329,000	***	370
	Nbc Universal Media Llc Company	4.375%	04/01/21	409,000	***	450
	21St Century Fox America Company	4.500%	02/15/21	650,000	***	711
	Niagara Mohawk Power	3.508%	10/01/24	735,000	***	757
	Nippon Telegr + Teleph	1.400%	07/18/17	500,000	***	499
	Nissan Auto Receivables Owner	1.940%	09/15/17	180,939	***	182
	Noble Energy Inc	8.250%	03/01/19	342,000	***	410
	Noble Energy Inc	4.150%	12/15/21	220,000	***	224
	Omnicom Group Inc	3.650%	11/01/24	250,000	***	250
	Oracle Corp	2.375%	01/15/19	900,000	***	916
	Oracle Corp	3.400%	07/08/24	875,000	***	894
	PNC Bank	3.800%	07/25/23	520,000	***	536
	PNC Bank	2.200%	01/28/19	635,000	***	635
	Penske Truck Leasing	3.750%	05/11/17	500,000	***	523
	Penske Truck Leasing	4.250%	01/17/23	255,000	***	265
	Peoples United Fin Inc	3.650%	12/06/22	595,000	***	600
	Pepco Holdings Inc	2.700%	10/01/15	265,000	***	268
	Pernod Ricard	4.250%	07/15/22	335,000	***	354
	Plains All Amer Pipeline	3.600%	11/01/24	855,000	***	839
	Precision Castparts Corp	2.500%	01/15/23	480,000	***	462
	Province of Quebec	2.750%	08/25/21	390,000	***	398
	Ryder System Inc	3.150%	03/02/15	220,000	***	221
	Santander Holdings	4.625%	04/19/16	127,000	***	132
	Santander Holdings	3.000%	09/24/15	120,000	***	121
	Sempra Energy	9.800%	02/15/19	170,000	***	218
	Shell International	2.250%	01/06/23	950,000	***	908
	Small Business Administration	5.200%	11/01/15	73,210	***	75
	Small Business Administration	4.090%	11/01/29	393	***	421
	Small Business Administration	2.860%	03/01/20	490,193	***	505
	Small Business Administration	2.870%	05/01/20	686,056	***	707
	Small Business Administration	2.440%	07/01/20	859,061	***	875
	Small Business Administration	1.970%	9/1/2020	819,754	***	826
	Small Business Administration	2.210%	02/01/33	722,435	***	712

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	State Street Corp	2.875%	03/07/16	400,000	***	$410
	State Street Corp	3.100%	05/15/23	575,000	***	567
	Lehman Brothers Small Balance	5.520%	09/25/30	113,150	***	114
	Suncorp Metway	1.700%	03/28/17	1,000,000	***	999
	Svenska Handelsbanken	3.125%	07/12/16	300,000	***	310
	Svenska Handelsbanken	2.250%	06/17/19	630,000	***	633
	Synchrony Financial	1.875%	08/15/17	150,000	***	150
	Synchrony Financial	3.750%	08/15/21	755,000	***	771
	Teck Resources Limited	4.750%	01/15/22	165,000	***	161
	Telefonica Emisiones	3.192%	04/27/18	275,000	***	283
	Texas Instruments Inc	2.375%	05/16/16	465,000	***	476
	Time Warner Inc	4.000%	01/15/22	70,000	***	73
	Time Warner Inc	3.550%	06/01/24	400,000	***	398
	Time Warner Inc	8.250%	04/01/19	283,000	***	346
	Total Capital	0.802%	08/10/18	935,000	***	940
	Toyota Motor Credit Corp	2.750%	05/17/21	580,000	***	589
	Trans Canada Pipelines	0.937%	06/30/16	750,000	***	754
	Travelers Cos Inc	3.900%	11/01/20	146,000	***	157
	Tyco Electronics Group	6.550%	10/01/17	161,000	***	181
	UBS	2.375%	08/14/19	1,115,000	***	1,115
	Mufg Union Bank	5.950%	05/11/16	385,000	***	408
	US Bancorp	2.200%	11/15/16	500,000	***	510
	US Treasury	2.750%	02/15/24	401,000	***	422
	US Treasury	1.500%	08/31/18	4,580,000	***	4,602
	US Treasury	1.000%	08/31/16	16,000,000	***	16,120
	US Treasury	1.750%	10/31/18	1,392,000	***	1,410
	US Treasury	1.000%	03/31/17	8,792,000	***	8,829
	US Treasury	0.250%	07/15/15	6,867,000	***	6,871
	US Treasury	0.625%	08/31/17	3,870,000	***	3,833
	US Treasury	1.000%	08/31/19	10,750,000	***	10,457
	US Treasury	0.250%	10/15/15	13,280,000	***	13,281
	US Treasury	0.750%	10/31/17	9,168,000	***	9,095
	US Treasury	0.875%	01/31/18	695,000	***	6,899
	US Treasury	1.750%	05/15/23	5,290,000	***	5,151
	United Technologies Corp	6.125%	02/01/19	175,000	***	203
	United Technologies Corp	0.734%	06/01/15	363,000	***	364
	Valero Energy Corp Company	9.375%	03/15/19	114,000	***	142
	Vanderbilt University	5.250%	04/01/19	650,000	***	735
	Verizon Communications	2.450%	11/01/22	750,000	***	704
	Verizon Communications	2.625%	02/21/20	1,034,000	***	1,022
	Vodafone Group Plc	5.625%	02/27/17	455,000	***	493
	Walmart Stores Inc	3.300%	04/22/24	380,000	***	392
	Walgreens Boots Alliance	3.300%	11/18/21	855,000	***	861
	Wells Fargo Bank	3.300%	09/09/24	1,030,000	***	1,036
	FNMA Pool 888341	5.000%	02/01/37	143,359	***	159

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	Wells Fargo Bank	0.442%	05/16/16	1,000,000	***	$997
	Westlake Chemical Corp Company	3.600%	07/15/22	576,000	***	569
	Westpac Banking Corp	4.200%	02/27/15	440,000	***	442
	WF RBS Commercial	2.862%	03/15/47	640,000	***	657
	Williams Partners LP	4.300%	03/04/24	295,000	***	294
	Glencore Finance Canada Co	4.950%	11/15/21	552,000	***	582
	Yara International	7.875%	06/11/19	285,000	***	340

		Subtotal HIMCO bond fund				237,933

	BNY Mellon	Stable Value Fund, including the following contracts:

	American General Life	Stable Value Contract #1646368, 1.82%**			***	97,126
	American General Life	Stable Value Contract #1635582, 1.14%**			***	63,507
	Prudential	Stable Value Contract #GA62433, 2.76%**			***	164,884
	RGA	Stable Value Contract #RGA00058, 2.76%**			***	40,994

	Shared Holdings (bb)
	BlackRock	BlackRock Intermediate Term Credit Bond Index Fund			***	15,199
	BlackRock	BlackRock Commerical Mortgage-Backed Securities Index			***	3,474
	BlackRock	BlackRock Intermediate Government Bond Index Fund			***	2,770
	BlackRock	BlackRock Mortgage-Backed Securities Index Fund			***	32,055
	BlackRock	BlackRock 1-3 Year Government Bond Index Fund			***	27,505
	BlackRock	BlackRock Asset-Backed Securities Index Fund			***	24,817
	BlackRock	BlackRock 1-3 Year Credit Bond Index Fund			***	32,270

	Shared Holdings (bb)	Interest rate	Maturity	Par Value
	Banc of America Commercial	5.728%	05/10/45	2,600,000	***	2,707
	Caisee Centrale Desjardn	2.650%	09/16/15	600,000	***	608
	California Republic Auto	0.910%	08/15/18	2,370,000	***	2,366
	Chase Issuance	1.150%	01/15/19	3,000,000		2,999
	GCCFC Commercial Mortgage	5.381%	03/10/39	807,285	***	810
	Credit Suisse Mortgage Trust	5.970%	02/15/41	649,070	***	647
	Detroit Edison Securitization	6.620%	03/01/16	1,212,503	***	1,225
	Discover Card Execution Note	1.040%	04/15/19	3,600,000	***	3,596
	Fannie Mae	2.000%	03/25/25	575,258	***	583
	Fannie Mae	2.000%	08/25/26	1,330,793	***	1,345
	Fannie Mae	2.000%	05/25/25	2,866,863	***	2,908
	Freddie Mac	3.000%	06/15/39	1,873,293	***	1,932
	Freddie Mac	3.000%	07/15/39	2,003,079	***	2,036
	Freddie Mac	2.500%	08/15/25	1,303,367	***	1,337

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(bb)	See F-47 for definition.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (bb)	Interest rate	Maturity	Par Value
	Freddie Mac	2.000%	02/15/40	1,212,524	***	$1,227
	Freddie Mac	2.000%	11/15/21	2,934,037	***	2,954
	Freddie Mac	4.000%	07/15/17	773,335	***	780
	Freddie Mac	5.000%	09/15/38	215,457	***	224
	Freddie Mac	4.500%	09/15/37	237,985	***	243
	Fannie Mae	2.250%	03/25/39	2,112,067	***	2,144
	Fannie Mae	4.000%	03/25/25	1,531,177	***	1,600
	FNMA Pool	2.500%	02/01/23	1,460,168	***	1,502
	Government National Mortgage	5.000%	02/16/32	168,598	***	173
	Government National Mortgage	2.000%	08/20/35	851,401	***	855
	Government National Mortgage	1.000%	12/16/36	1,685,438	***	1,679
	Government National Mortgage	2.000%	09/16/51	3,315,230	***	3,300
	Government National Mortgage	2.000%	01/16/46	2,956,404	***	2,958
	Government National Mortgage	3.000%	03/20/39	2,709,127	***	2,764
	Government STIF	0.012%	12/31/30	912,559	***	913
	JP Morgan Chase	1.855%	04/15/46	2,750,000	***	2,749
	LB UBS	4.954%	09/15/30	2,097,469	***	2,108
	LB UBS	5.866%	09/15/45	2,809,326	***	3,086
	NCUA Guaranteed	1.600%	10/29/20	86,498	***	87
	New York Life Global	3.000%	05/04/15	415,000	***	419
	Nissan Auto Receivables	0.950%	02/16/16	223,665	***	224
	US Treasury	1.000%	12/15/17	3,496,000	***	3,618
	Volkswagen Auto Loan	0.700%	04/20/18	2,600,000	***	2,592
	World Omni Auto Receivables	0.960%	08/15/16	238,566	***	239
	Prudential	0.000%		12,758,564	***	164,884

		Subtotal BNY Mellon Bond Fund				366,511

	Separate Account Guaranteed Investment Contract
	New York Life	Stable Value Contract #GA29021, 2.41%**			***	91,195

	Wrapper Contracts

	Transamerica Premier Life	#MDA01097TR, 2.79%**			***	80

	American General Life	#1646368, 1.82%**			***	(102)

	American General Life	#1635582, 1.14%**			***	(46)

	RGA	#RGA00058, 2.95%**			***	—

	Prudential	#GA62433, 2.76%**			***	59

			Subtotal Wrapper Contracts			(9)

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity	(d) Cost	(e) Current value
*	State Street Bank and Trust	State Street Cash Fund – STIF	***	$9,651

		Subtotal Stable Value Fund		9,651

	Clearing Account
*	State Street Bank and Trust	Clearing Account	***	873

		Subtotal Clearing Account		873

	Master Expense Account
*	State Street Bank and Trust	Master Expense Account	***	6

		Subtotal Master Expense Account		6

		Investments Total		$3,490,841

	Loan Fund
*	Plan Members	Notes Receivable from Participants, maturing in
		2015 through 2028 bearing interest at rates from
		4.25% – 10.50%	N/A	57,145

		Subtotal Loan Fund		57,145

		Grand Total		$3,547,986

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of The Hartford Investment and Savings Plan by the undersigned thereunto duly authorized.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

BY: /s/Erin Ridge
Erin Ridge
Plan Administrator
June 29, 2015